UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
(Rule 14d-101)
Solicitation/Recommendation Statement
under Section 14(d)(4) of the Securities Exchange Act of 1934
Dermira, Inc.
(Name of Subject Company)
Dermira, Inc.
(Name of Person(s) Filing Statement)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
24983L 10 4
(CUSIP Number of Class of Securities)
Thomas G. Wiggans
Chief Executive Officer
Dermira, Inc.
275 Middlefield Road, Suite 150
Menlo Park, CA 94025
(650) 421-7200
(Name, address and telephone number of person authorized
to receive notice and communications on behalf of the persons filing statement)
With copies to:

Douglas N. Cogen, Esq. David K. Michaels, Esq. Katherine K. Duncan, Esq. Fenwick & West LLP 555 California Street, 12th Floor San Francisco, CA 94104 (415) 875-2300	Andrew L. Guggenhime Chief Financial Officer Dermira, Inc. 275 Middlefield Road, Suite 150 Menlo Park, CA 94025 (650) 421-7200

☐	Check the box below if the filing relates solely to preliminary communications made before the commencement of a tender offer.

__________________________
“Dermira” is a registered trademark in Australia, Canada, the European Union, Japan, Mexico, Switzerland and the United States.  “Dermira” and logo and “D” and logo are registered trademarks in China, the European Union, Hong Kong, Japan and Mexico and are pending trademark applications in Canada and the United States. “QBREXZA” is a registered trademark in China, the European Union, Hong Kong, Japan, Mexico, Korea, and the United States and is a pending trademark application in Canada. Solely for convenience, the trademarks and tradenames referred to in this Schedule 14D-9 appear without the ® and ™ symbols, but those references are not intended to indicate, in any way, that Dermira will not assert, to the fullest extent under applicable law, Dermira’s rights, or the right of the applicable licensor to trademarks and tradenames.

Item 1. Subject Company Information
Name and Address
The name of the subject company is Dermira, Inc., a Delaware corporation (“Dermira”). The address of Dermira’s principal executive office is 275 Middlefield Road, Suite 150, Menlo Park, California, 94025. The telephone number of Dermira’s principal executive office is (650) 421-7200.
Securities
The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with the exhibits and annexes hereto, as it may be amended or supplemented, this “Schedule 14D-9”) relates is Dermira’s common stock, par value $0.001 per share (“Shares”). As of January 15, 2020, there were 54,695,352 shares of Dermira’s common stock issued and outstanding.
Item 2. Identity and Background of Filing Person
Name and Address
The name, business address and business telephone number of Dermira, which is both the person filing this Schedule 14D-9 and the subject company, are set forth under the caption entitled “Item 1. Subject Company Information—Name and Address.”
Tender Offer
This Schedule 14D-9 relates to the cash tender offer (the “Offer”) by Bald Eagle Acquisition Corporation (“Purchaser”), a Delaware corporation and wholly owned subsidiary of Eli Lilly and Company, an Indiana corporation (“Lilly”), to purchase all of the Shares at a purchase price of $18.75 per Share (the “Offer Price”), net to the seller in cash, without interest, and subject to withholding taxes, upon the terms and subject to the conditions set forth in the Agreement and Plan of Merger, dated as of January 10, 2020, by and among Dermira, Lilly and Purchaser (as may be amended from time to time, the “Merger Agreement”), the Offer to Purchase, dated as of January 22, 2020 (as may be amended or supplemented from time to time, the “Offer to Purchase”) and the related Letter of Transmittal (as may be amended or supplemented from time to time, the “Letter of Transmittal”).
Consummation of the Offer is subject to various conditions set forth in the Merger Agreement, including (1) a majority of Shares then outstanding being tendered in the Offer; (2) the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”); (3) the accuracy of Dermira’s representations and warranties contained in the Merger Agreement (except, generally, for any inaccuracies that have not had a Company Material Adverse Effect (as defined in the Merger Agreement)); (4) Dermira’s performance in all material respects of its obligations under the Merger Agreement; and (5) the other conditions set forth in Exhibit A to the Merger Agreement. The consummation of the Offer and Merger is not subject to a financing condition. The Offer is described in a Tender Offer Statement on Schedule TO (as may be amended or supplemented from time to time, the “Schedule TO”), filed by Purchaser and Lilly with the Securities and Exchange Commission (the “SEC”) on January 22, 2020.
Following consummation of the Offer, Purchaser will merge with and into Dermira, with Dermira surviving as a wholly owned subsidiary of Lilly (the “Surviving Corporation”). This merger will be referred to herein as the “Merger” and, together with the Offer and the other transactions contemplated by the Merger Agreement, will be referred to herein as the “Transactions.” In the Merger, each outstanding Share that is not tendered and accepted pursuant to the Offer (other than the Shares owned by Dermira or Dermira’s subsidiary, Shares owned by Lilly, Purchaser or any other subsidiary of Lilly, and Shares as to which appraisal rights have been perfected in accordance with applicable law) will be canceled and converted into the right to receive the Offer Price, on the terms and conditions set forth in the Merger Agreement.

The Merger Agreement provides that the Merger will be effected pursuant to Section 251(h) of the General Corporation Law of the State of Delaware (“DGCL”), which permits completion of the Merger upon the irrevocable acceptance for payment by Purchaser in connection with the Offer of a number of Shares that, when taken together with the Shares otherwise owned by Purchaser or its affiliates, equals at least such percentage of the stock of Dermira that would be required to adopt the Merger Agreement at a meeting of stockholders. In the case of Dermira, this will be a number of Shares that, when added to the Shares, if any, owned by Purchaser or its subsidiaries, represents one Share more than 50% of the number of Shares that are then issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”). If the Merger is effected pursuant to Section 251(h) of the DGCL, no vote of the stockholders of Dermira will be required to consummate the Merger.
Dermira does not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger. The Merger will be effected as soon as practicable following the acceptance of the Shares validly tendered and not withdrawn in the Offer (the “Offer Acceptance Time”). At the Effective Time, each issued and outstanding Share (other than (1) Shares tendered and accepted for payment by Purchaser pursuant to the Offer; (2) Shares owned by Lilly, Purchaser or any other subsidiary of Lilly immediately prior to the Effective Time; (3) Shares owned by Dermira or Dermira’s subsidiary immediately prior to the Effective Time; and (4) Shares owned by any stockholder who is entitled to demand and has properly exercised and perfected a demand for appraisal of such Shares pursuant to, and who has complied in all respects with, Section 262 of the DGCL and who, as of the Effective Time, has neither effectively withdrawn nor lost such stockholder’s rights to such appraisal and payment under the DGCL with respect to such Shares) will automatically be converted into the right to receive the Offer Price. A description of the treatment of Dermira stock options and restricted stock units (“RSUs”) is set forth under the caption entitled “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of Dermira—Effect of the Offer and the Merger Agreement on Dermira Equity Incentive Plans, Dermira Equity Compensation Awards and the ESPP.”
Purchaser expressly reserves the right to waive, in its sole discretion, in whole or in part, any condition of the Offer or modify the terms of the Offer, except that Dermira’s prior written approval is required for Purchaser to, and for Lilly to permit Purchaser to (1) reduce the number of Shares subject to the Offer; (2) reduce the Offer Price; (3) waive, amend or modify the Minimum Tender Condition (as defined in the Merger Agreement) or the condition that the Merger Agreement shall not have been terminated in accordance with its terms prior to the closing of the Offer; (4) add conditions to the Offer or impose any other conditions on the Offer or amend, modify or supplement any conditions to the Offer in any manner adverse to the holders of Shares; (5) except as otherwise provided in the Merger Agreement, terminate, extend or otherwise amend or modify the expiration date of the Offer; (6) change the form or terms of consideration payable in the Offer; (7) otherwise amend, modify or supplement any of the terms of the Offer in any manner adverse to the holders of Shares; or (8) provide any “subsequent offering period” in accordance with Rule 14d-11 of the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”).
Purchaser commenced (within the meaning of Rule 14d-2 promulgated under the Exchange Act) the Offer on January 22, 2020. Subject to the terms and conditions of the Merger Agreement and the Offer, the Offer is initially scheduled to expire one minute after 11:59 p.m., Eastern Time, on February 19, 2020 (the “Expiration Time”). If at the Expiration Time any of the conditions to the Offer (other than the Minimum Tender Condition) have not been satisfied or waived, Purchaser shall, and Lilly shall cause Purchaser to, extend the Offer on one or more occasions in consecutive increments of not more than 10 Business Days (as defined in the Merger Agreement) each (or such longer period as may be agreed to by Lilly and Dermira), until such time as such conditions have been satisfied or waived. Purchaser shall, and Lilly shall cause Purchaser to, extend the Offer for the minimum period required by any rule, regulation, interpretation or position of the SEC or the staff thereof or The Nasdaq Global Select Market applicable to the Offer. In addition, if at the Expiration Time each condition to the Offer shall have been satisfied or waived and the Minimum Tender Condition shall not have been satisfied, Purchaser may elect to (and if so requested by Dermira, Purchaser shall, and Lilly shall cause Purchaser to), extend the Offer for one or more consecutive increments of such duration as requested by Dermira, but not more than 10 Business Days each (or for such longer period as may be agreed to by Lilly and Dermira), provided that Dermira shall not request Purchaser to extend the Offer on more than five occasions.

For the reasons described in more detail below, the board of directors of Dermira (the “Board”) unanimously recommends that Dermira’s stockholders accept the Offer and tender their Shares pursuant to the Offer. These reasons are set forth under the caption entitled “Item 4. The Solicitation or Recommendation—Background of the Merger Agreement; Reasons for the Recommendation—Reasons for the Recommendation of the Dermira Board.”
The foregoing summary of the Offer, the Merger and the Merger Agreement is qualified in its entirety by the descriptions contained in the Offer to Purchase and the Letter of Transmittal as well as the full text of the Merger Agreement. Copies of the Merger Agreement, the Offer to Purchase and the Letter of Transmittal are filed as Exhibits (e)(1), (a)(1)(A) and (a)(1)(B), respectively, to this Schedule 14D-9 and are incorporated herein by reference. Copies of certain letters distributed by Lilly in connection with the Offer as well as Lilly’s Summary Advertisement published in the Wall Street Journal are filed as Exhibits (a)(1)(C), (a)(1)(D) and (a)(1)(E), respectively, to this Schedule 14D-9. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Merger Agreement.
As set forth in the Schedule TO, the principal executive offices of Lilly and Purchaser are located at c/o Eli Lilly and Company, Lilly Corporate Center, Indianapolis, Indiana 46285. The business telephone number for each of Lilly and Purchaser is (317) 276-2000.
The information relating to the Offer, including the Offer to Purchase, the Letter of Transmittal and related documents (including, without limitation, the Merger Agreement) and this Schedule 14D-9 (including certain referenced documents), can be obtained without charge from the SEC’s website at www.sec.gov.
Item 3. Past Contacts, Transactions, Negotiations and Agreements
Except as set forth in this Schedule 14D-9, as of the date hereof, to the knowledge of Dermira, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between Dermira or its affiliates, on the one hand, and (1) its executive officers, directors or affiliates or (2) Lilly or Purchaser or their respective executive officers, directors or affiliates, on the other hand. The Board was aware of the agreements and arrangements described in this Item 3 during its deliberations of the merits of the Merger Agreement and in determining to make the recommendation set forth in this Schedule 14D-9.
Relationship with Lilly and Purchaser
Merger Agreement
On January 10, 2020, Dermira, Lilly and Purchaser entered into the Merger Agreement. The summary of the material provisions of the Merger Agreement contained in Section 11 of the Offer to Purchase and the description of the conditions of the Offer contained in Section 15 of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement.
The Merger Agreement governs the contractual rights among Dermira, Lilly and Purchaser in relation to the Offer and the Merger. The Merger Agreement has been included as Exhibit (e)(1) to this Schedule 14D-9 to provide Dermira’s stockholders with information regarding the terms of the Merger Agreement. The Merger Agreement contains representations and warranties made by Dermira to Lilly and Purchaser and representations and warranties made by Lilly and Purchaser to Dermira. Neither the inclusion of the Merger Agreement nor the summary of the Merger Agreement is intended to modify or supplement any factual disclosures about Dermira, Lilly or Purchaser in Dermira’s public reports filed with the SEC. In particular, the assertions embodied in these representations and warranties are qualified by information in a confidential disclosure letter provided by Dermira to Lilly and Purchaser in connection with the signing of the Merger Agreement. The disclosure letter to the Merger Agreement contains information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. In addition, certain representations and warranties in the Merger Agreement were used for the purpose of allocating risk among Dermira, Lilly and Purchaser, rather than establishing matters of fact. Accordingly, the representations and warranties in the Merger Agreement may not constitute the actual state of facts about Dermira, Lilly or Purchaser. Dermira’s stockholders are not third-party beneficiaries of the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of Dermira, Lilly, Purchaser or any of their respective subsidiaries or affiliates.
The summary of the material terms of the Merger Agreement and the descriptions of the conditions to the Offer contained in the Offer to Purchase and incorporated herein by reference do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.
Non-Disclosure Agreement
Lilly and Dermira entered into a Mutual Non-Disclosure Agreement on September 10, 2019, as amended on November 11, 2019 and January 3, 2020 (the “Non-Disclosure Agreement”). Under the terms of the Non-Disclosure Agreement, Lilly and Dermira agreed that, subject to certain exceptions, certain confidential information each may make available to the other would not be disclosed or used for any purpose other than to discuss and evaluate a potential business opportunity of mutual interest involving Lilly and Dermira. Additionally, Lilly agreed that, subject to certain exceptions, Lilly would not solicit for employment certain employees of Dermira for a period of 12 months from the date of the Non-Disclosure Agreement. Lilly also agreed, among other things, to certain “standstill” provisions which prohibit Lilly and its representatives from taking certain actions involving or with respect to Dermira or the Shares for a period ending on the 12-month anniversary of the date of the Non-Disclosure Agreement. The Non-Disclosure Agreement provided that these “standstill” provisions would expire upon the occurrence of specified events, including Dermira’s entry into an agreement with a third party providing for an acquisition of Dermira, the commencement of a tender offer for 25% or more of Dermira’s equity securities that the Board either accepts or fails to recommend that its stockholders reject within 10 business days from commencement of such offer, or Dermira’s public announcement that it intends to engage in a process for the solicitation of third-party acquisition offers.
This summary and description of the Non-Disclosure Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Non-Disclosure Agreement, a copy of which has been filed as Exhibits (e)(3) - (e)(5) to this Schedule 14D-9 and which is incorporated herein by reference.
Tender and Support Agreements
Concurrently with entering into the Merger Agreement, each of Bay City Capital Fund V, L.P., Bay City Capital Fund V Co-Investment Fund, L.P., Bay City Capital, LLC (together, “Bay City Capital”), New Enterprise Associates 13, L.P. and NEA Ventures 2011, Limited Partnerships (together, “New Enterprise Associates” and together with Bay City Capital, the “Supporting Stockholders”) entered into Tender and Support Agreements, dated as of January 10, 2019 (as may be amended from time to time, the “Tender and Support Agreements”) with Lilly and Purchaser. As of January 9, 2020, Bay City Capital beneficially owned 3,512,647 Shares (or approximately 6.4% of the outstanding Shares) and the New Enterprise Associates beneficially owned 3,506,649 Shares (or approximately 6.4% of the outstanding Shares).
The Tender and Support Agreements provide that, no later than 10 business days after the commencement of the Offer, the Supporting Stockholders will tender into the Offer, and not withdraw, all outstanding Shares the Supporting Stockholders own of record or beneficially (within the meaning of Rule 13d-3 promulgated under the Exchange Act) as of the date of the Tender and Support Agreements or that the Supporting Stockholders acquire record ownership or beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of after such date during the Support Period (as defined below) (collectively, the “Subject Shares”).
During the period from January 10, 2020 until the termination of the Tender and Support Agreements (the “Support Period”), the Supporting Stockholders have agreed to vote (1) against any Company Takeover Proposal (as defined below); (2) against any change in membership of the Board that is not recommended or approved by the Board; and (3) against any other proposed action, agreement or transaction involving Dermira that would reasonably be expected to impede, interfere with, delay, postpone, adversely affect or prevent the consummation of the Offer, the

Merger or the other Transactions. During the Support Period, Lilly is appointed as the Supporting Stockholders’ attorney-in-fact and proxy to so vote their Subject Shares.
“Company Takeover Proposal” means any inquiry, proposal or offer from any person or group (other than Lilly and its subsidiaries) relating to (1) any direct or indirect acquisition or purchase, in a single transaction or a series of related transactions, of (a) 20% or more (based on the fair market value thereof, as determined by the Board) of the assets of Dermira and Dermira’s subsidiary, taken as a whole, or (b) 20% or more of the aggregate voting power of the capital stock of Dermira; (2) any tender offer, exchange offer, merger, consolidation, business combination, recapitalization, liquidation, dissolution, binding share exchange or similar transaction involving Dermira that, if consummated, would result in any person or group (or the stockholders of any person) beneficially owning, directly or indirectly, 20% or more of the aggregate voting power of the capital stock of Dermira or of the surviving entity or the resulting direct or indirect parent of Dermira or such surviving entity, other than, in each case, the Transactions; or (3) any combination of the foregoing.
During the Support Period, the Supporting Stockholders have further agreed not to, directly or indirectly, (1) create or permit to exist any lien, other than certain permitted liens, on any of the Supporting Stockholders’ Subject Shares; (2) transfer, sell (including short sell), assign, gift, hedge, pledge, grant a participation interest in, hypothecate or otherwise dispose of, or enter into any derivative arrangement with respect to (collectively, “Transfer”), any of the Supporting Stockholders’ Subject Shares, or any right or interest therein (or consent to any of the foregoing); (3) enter into any contract with respect to any Transfer of the Supporting Stockholders’ Subject Shares or any interest therein; (4) grant or permit the grant of any proxy, power-of-attorney or other authorization or consent in or with respect to any of the Supporting Stockholders’ Subject Shares; (5) deposit or permit the deposit of any of the Supporting Stockholders’ Subject Shares into a voting trust or enter into a voting agreement or arrangement with respect to any of the Supporting Stockholders’ Subject Shares; or (6) take or permit any other action that would in any way restrict, limit, impede, delay or interfere with the performance of the Supporting Stockholders’ obligations thereunder in any material respect, otherwise make any representation or warranty of the Supporting Stockholders therein untrue or incorrect, or have the effect of preventing or disabling the Supporting Stockholders from performing any of their obligations under the Tender and Support Agreements. The restrictions on Transfer are subject to certain customary exceptions.
During the Support Period, the Supporting Stockholders, solely in their capacity as stockholders of Dermira, shall not, and shall cause their respective representatives, officers and employees not to, directly or indirectly, (1) solicit, initiate, knowingly facilitate or knowingly encourage (including by way of providing information) any inquiries, proposals or offers, or the making of any submission or announcement of any inquiry, proposal or offer that constitutes or could reasonably be expected to lead to any Company Takeover Proposal; (2) directly or indirectly engage in, enter into or participate in any discussions or negotiations with any person regarding, or furnish to any person any information or afford access to the business, properties, assets, books or records of Dermira to, or take any other action to assist, knowingly facilitate or knowingly encourage any effort by any person, in each case in connection with or in response to any inquiry, offer or proposal that constitutes, or could reasonably be expected to lead to any Company Takeover Proposal (other than, solely in response to an inquiry that did not result from a material breach of Section 4.6 of the Tender and Support Agreements, to refer the inquiring person to the restrictions of Section 4.6 of the Tender and Support Agreements and Section 5.02 of the Merger Agreement and to limit the Supporting Stockholders’ communications exclusively to such referral); (3) enter into any agreement in principle, letter of intent, term sheet, merger agreement, purchase agreement, acquisition agreement, option agreement or other similar instrument relating to any Company Takeover Proposal; (4) knowingly encourage or recommend any other holder of Shares to vote against the Merger or to not tender Shares into the Offer; or (5) resolve or agree to do any of the foregoing. The Tender and Support Agreements provide that the Supporting Stockholders’ obligations under the agreements are solely in their capacities as a stockholders of Dermira, and not, if applicable, in such stockholders’ or any of their affiliates’ capacities as a director, officer or employee of Dermira, and that nothing in the Tender and Support Agreements in any way restricts a director or officer of Dermira in the taking of any actions (or failures to act) in his or her capacity as a director or officer of Dermira, or in the exercise of his or her fiduciary duties as a director or officer of Dermira.

The Tender and Support Agreements terminate upon the earliest of (1) the valid termination of the Merger Agreement in accordance with its terms; (2) the Effective Time; (3) the termination of the Tender and Support Agreements by written notice from Lilly; or (4) the date on which any amendment to the Merger Agreement or the Offer is effected without the Supporting Stockholders’ consent that decreases the amount, or changes the form or terms, of consideration payable to all stockholders of Dermira pursuant to the terms of the Merger Agreement.
This summary and description of the Tender and Support Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of the Tender and Support Agreements, copies of which are filed as Exhibits (e)(2)(A) and (e)(2)(B) to this Schedule 14D-9 and are incorporated herein by reference.
Arrangements with Current Executive Officers and Directors of Dermira
Overview
In considering the recommendation of the Board set forth under the caption entitled “Item 4. The Solicitation or Recommendation—Recommendation of the Board,” Dermira’s stockholders should be aware that certain of Dermira’s executive officers and directors may be considered to have interests in the Transactions that may be different from, or in addition to, those of Dermira’s stockholders generally. The Board was aware of these interests and considered them, along with other matters, in evaluating and approving the Merger Agreement and the Transactions and recommending that Dermira’s stockholders accept the Offer and tender their Shares in the Offer.
The following is a discussion of all known material agreements, understandings and any actual or potential conflicts of interest between Dermira and its executive officers or directors that relate to the Transactions. The following summaries are qualified in their entirety by reference to (1) the Merger Agreement; (2) Dermira’s 2010 Equity Incentive Plan (the “2010 Plan”), Dermira’s 2014 Equity Incentive Plan (the “2014 Plan”) and Dermira’s 2018 Equity Inducement Plan (the “Equity Inducement Plan” and, together with the 2010 Plan and the 2014 Plan, the “Dermira Equity Incentive Plans”), and Dermira’s 2014 Employee Stock Purchase Plan (the “ESPP”); (3) the award agreements governing the Dermira Equity Compensation Awards (as defined below) held by Dermira’s executive officers and directors and (4) the severance and change in control agreements with Dermira’s executive officers (the “Severance and Change in Control Agreements”). For further information with respect to the arrangements between Dermira and its executive officers, see the information set forth under the section entitled “—Arrangements with Current Executive Officers and Directors of Dermira—Golden Parachute Compensation.” The Dermira Equity Incentive Plans and the related form of award agreements, the ESPP, and the Severance and Change in Control Agreements are filed as Exhibits (e)(6) through (e)(10) to this Schedule 14D-9 and are incorporated herein by reference.
Consideration for Shares Tendered Pursuant to the Offer
Under the terms of the Merger Agreement, Dermira’s executive officers and directors would receive the same cash consideration per Share on the same terms and conditions as the other stockholders of Dermira. As of January 15, 2020, the executive officers and directors of Dermira named in the “Table of Share-Related Payments” below beneficially owned, directly or indirectly, in the aggregate, 4,116,272 Shares (excluding for this purpose Shares underlying outstanding Dermira stock options and outstanding Dermira RSUs (collectively, the “Dermira Equity Compensation Awards”), which are set forth separately in the “Table of Equity Compensation-Related Payments” below). If executive officers and directors were to tender all 4,116,272 Shares beneficially owned, directly or indirectly, by them as of January 15, 2020, for purchase pursuant to the Offer and those Shares were accepted for purchase and purchased by Purchaser, then such executive officers and directors would receive, in aggregate, approximately $77,180,100 in cash pursuant to the Offer, before deduction of applicable withholding taxes and without interest. As indicated below, to the knowledge of Dermira, each of Dermira’s executive officers and directors currently intends to tender all of his or her Shares in the Offer.
The following table sets forth, as of January 15, 2020, the consideration that each Dermira executive officer and director and his or her affiliates would be entitled to receive in respect of outstanding Shares beneficially owned by him, her or it (which, for clarity, excludes Shares underlying Dermira Equity Compensation Awards), assuming such individual or his or her affiliate were to tender all of his or her outstanding Shares pursuant to the Offer and those Shares were accepted for purchase and purchased by Purchaser. These numbers do not reflect any future Share issuances or dispositions that may occur between January 15, 2020 and the Effective Time.
Table of Share-Related Payments

Name	Number of Shares	Total Offer Price Payable for Shares

Executive Officers:
Daljit Singh Aurora	30,089	$564,169
Eugene A. Bauer, M.D.(1)	43,628	818,025
Christopher M. Griffith	67,242	1,260,788
Andrew L. Guggenhime	41,951	786,581
Christopher Horan	21,400	401,250
Lori Lyons-Williams	25,401	476,269
Luis C. Peña	18,233	341,869
Thomas G. Wiggans(2)	257,948	4,836,525

Non-Employee Directors:
David E. Cohen, M.D., M.P.H.	35,682	$669,038
Fred Craves, Ph.D.(3)	3,542,647	66,424,631
Matthew Fust	8,051	150,956
Halley E. Gilbert, Esq.	—	—
Mark McDade	6,000	112,500
Jake Nunn	6,000	112,500
William Ringo	6,000	112,500
Kathleen Sebelius	6,000	112,500
__________________

(1)	Consists of 26,978 Shares held in the Bauer Family 1995 Trust dated June 15, 1995, of which Dr. Bauer is a co-trustee, and 16,650 Shares held by Dr. Bauer directly.

(2)	Consists of 180,985 Shares held by the Wiggans Living Trust dated 5/14/02, of which Mr. Wiggans is a co-trustee, and 76,963 Shares held by Mr. Wiggans directly.

(3)
Consists of (a) 3,441,075 Shares held by Bay City Capital Fund V, L.P. (“BCC Fund V”); (b) 65,572 Shares held by Bay City Capital Fund V Co-Investment Fund, L.P. (“BCCCI”); (c) 30,000 Shares held by the Fred Craves Family Foundation in which Dr. Craves does not have a pecuniary interest but serves as Chief Executive Officer; and (d) 6,000 Shares held by Bay City Capital, LLC (“BCC LLC” and together with BCC Fund V, and BCCCI, “Bay City Capital”) directly, which were received by Dr. Craves in connection with vesting of Dermira RSUs and transferred to BCC LLC pursuant to an agreement with BCC LLC as described below. Bay City Capital Management V LLC (“BCCMV”) is the general partner of BCC Fund V and BCCCI and has sole voting and investment power over the Shares held by BCC Fund V and BCCCI. BCC LLC is the manager of BCCMV and thus has sole voting and investment power over the Shares held by BCC Fund V and BCCCI. Fred B. Craves is the Managing Director of BCC LLC and therefore may be deemed to share voting and investment power over these entities. Additionally, Dr. Craves has entered into an agreement with BCC LLC pursuant to which he must transfer all equity awards received in connection with his service on the Board to BCC LLC. The address for the entities affiliated with Bay City Capital is 750 Battery Street Suite 400, San Francisco, California 94111. Pursuant to the Tender and Support Agreement, Bay City Capital has agreed to tender its Shares into the Offer.

Effect of the Offer and the Merger Agreement on Dermira Equity Incentive Plans, Dermira Equity Compensation Awards and the ESPP
The discussion below describes the treatment of the Dermira Equity Compensation Awards, without regard to any change in control benefits with respect to the Dermira Equity Compensation Awards, which change in control benefits are discussed separately below in the sections entitled “—Agreements or Arrangements with Executive Officers of Dermira” and “—Agreements or Arrangements with Directors of Dermira.”
Dermira Equity Incentive Plans
The Dermira Equity Incentive Plans will be terminated at the Effective Time and will not be assumed by Lilly.
Treatment of Dermira Stock Options
Pursuant to the Merger Agreement, as of immediately prior to the Effective Time, each Dermira stock option that is then-outstanding and unvested shall become immediately vested and exercisable in full. At the Effective Time, each Dermira stock option that is outstanding under the Dermira Equity Incentive Plans (including any Dermira stock options for which the vesting was accelerated immediately prior to the Effective Time as described in the preceding sentence) will be canceled and converted into the right to receive an amount in cash equal to the product of (x) the number of Shares issuable under such option multiplied by (y) the excess, if any, of (A) the Offer Price over (B) the per share exercise price of such option (“Option Cash Consideration”). Any outstanding Dermira stock options with an exercise price equal to or greater than the Offer Price will be canceled for no consideration at the Effective Time. The Option Cash Consideration will be paid at or reasonably promptly after the Effective Time (but no later than five business days after the Effective Time) and will be subject to applicable withholding taxes.
Treatment of Dermira RSUs
Pursuant to the Merger Agreement, as of immediately prior to the Effective Time, each Dermira RSU that is then-outstanding under the Dermira Equity Incentive Plans and unvested shall become immediately vested in full. At the Effective Time, each Dermira RSU that is then-outstanding under the Dermira Equity Incentive Plans (including any Dermira RSUs for which the vesting was accelerated immediately prior to the Effective Time as described in the preceding sentence) will be canceled and converted into the right to receive an amount in cash equal to the product of (x) the number of Shares issuable under such Dermira RSU multiplied by (y) the Offer Price (“RSU Cash Consideration”). The RSU Cash Consideration will be paid at or reasonably promptly after the Effective Time (but in no event later than five business days after the Effective Time) or at such later date as required under Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”) and will be subject to applicable withholding taxes.
Table of Equity Compensation-Related Payments
The following table sets forth the estimated cash amounts that each current executive officer and current director of Dermira would be eligible to receive (before deduction of applicable withholding taxes) in connection with the Merger with regard to (1) the number of vested and unvested Dermira stock options and (2) the number of unvested Dermira RSUs held by each such executive officer and director. As noted above, all then-unvested outstanding Dermira stock options and Dermira RSUs will be accelerated immediately prior to the Effective Time. As of January 15, 2020, none of Dermira’s executive officers or directors held any vested and unsettled Dermira RSUs.

The estimated cash values in the table below are based on the Offer Price of $18.75 per Share. The table also assumes that the number of vested and unvested outstanding Dermira Equity Compensation Awards held by each Dermira executive officer and director at the Effective Time will equal the number of vested and unvested Dermira Equity Compensation Awards that were outstanding as of January 15, 2020, the latest practicable date to determine such amounts before the filing of this Schedule 14D-9. Accordingly, these numbers do not reflect any exercises, forfeitures or additional vesting that may occur between January 15, 2020 and the Effective Time.
Table of Equity Compensation-Related Payments

	Vested Dermira Stock Options		Unvested Dermira Stock Options		Unvested Dermira RSUs
Name	Number of Underlying Shares(1)	Option Cash Consideration Payable(2)	Number of Underlying Shares(3)	Option Cash Consideration Payable(4)	Number of Underlying Shares(5)	RSU Cash ConsiderationPayable(6)	Total Option Cash Considerationand RSU Cash Consideration Payable(7)
Executive Officers:
Daljit Singh Aurora	96,949	$159,726	95,221	$728,874	48,846	$915,863	$1,804,463
Eugene A. Bauer, M.D.	406,123	4,609,209	89,437	552,338	23,137	433,819	5,595,366
Christopher M. Griffith	270,944	2,526,790	79,669	552,338	45,851	859,706	3,938,834
Andrew L. Guggenhime	430,478	2,166,154	95,062	552,338	49,262	923,663	3,642,154
Christopher Horan	77,500	711,475	127,500	1,230,375	68,333	1,281,244	3,223,094
Lori Lyons-Williams	123,125	184,113	105,625	552,338	51,378	963,338	1,699,788
Luis C. Peña	413,874	3,721,071	93,020	552,338	48,815	915,281	5,188,690
Thomas G. Wiggans	1,262,591	9,569,809	345,000	2,549,250	74,000	1,387,500	13,506,559

Non-Employee Directors:
David E. Cohen. M.D., M.P.H.	72,342	$732,303	6,000	$56,220	3,000	$56,250	$844,773
Fred Craves, Ph.D.(8)	32,688	81,246	6,000	56,220	3,000	56,250	193,716
Matthew Fust	46,912	269,572	6,000	56,220	3,000	56,250	382,042
Halley E. Gilbert, Esq.	—	—	20,000	214,000	—	—	214,000
Mark McDade	53,377	138,141	6,000	56,220	3,000	56,250	250,611
Jake Nunn	32,688	81,246	6,000	56,220	3,000	56,250	193,716
William Ringo	49,239	126,761	6,000	56,220	3,000	56,250	239,231
Kathleen Sebelius	39,585	52,800	6,000	56,220	3,000	56,250	165,270
__________________

(1)	This column includes the number of Shares subject to vested Dermira stock options that are being converted into a right to receive the Option Cash Consideration.

(2)
The estimated value in this column is equal to the number of Shares underlying such vested Dermira stock options multiplied by the excess, if any, of (x) the Offer Price over (y) the per share exercise price of such vested Dermira stock option.

(3)
This column includes the number of Shares subject to unvested Dermira stock options that are being accelerated immediately prior to the Effective Time and converted into a right to receive the Option Cash Consideration.

(4)
The estimated value in this column is equal to the number of Shares underlying such unvested Dermira stock options multiplied by the excess, if any, of (x) the Offer Price over (y) the per share exercise price of such unvested option.

(5)	This column includes the number of Shares subject to unvested Dermira RSUs that are being converted into a right to receive the RSU Cash Consideration.

(6)	The estimated value in this column is equal to the number of Shares underlying such unvested Dermira RSUs multiplied by the Offer Price.

(7)
The estimated value in this column is equal to the sum of the Option Cash Consideration in respect of outstanding Dermira stock options (both vested and unvested) and the RSU Cash Consideration in respect of outstanding unvested Dermira RSUs.

(8)	Dr. Craves has entered into an agreement with BCC LLC pursuant to which he must transfer all equity awards received in connection with his service on the Board to BCC LLC.

ESPP
Pursuant to the Merger Agreement, the ESPP and all outstanding rights thereunder will be terminated as of the day immediately prior to the expiration date of the Offer. No new participants will be permitted to participate in the ESPP and participants may not increase their payroll deductions or purchase elections from those in effect as of January 10, 2020. Except for the offering or purchase period under the ESPP that is in effect on January 10, 2020 (the “Final Offering Period”), no offering or purchase period will be authorized, continued or commenced following January 10, 2020. If the Effective Time occurs during the Final Offering Period, the Final Offering Period will terminate no later than the day immediately prior to the expiration date of the Offer and the exercise date applicable to the Final Offering Period will accelerate and occur on such termination date with respect to any then-outstanding purchase rights. All amounts allocated to each participant’s account under the ESPP at the end of the Final Offering Period will be used to purchase Shares under the terms of the ESPP for such offering period, and such Shares will be canceled at the Effective Time in exchange for the right to receive an amount in cash equal to the product of (x) such number of Shares and (y) the Offer Price.
Agreements or Arrangements with Executive Officers of Dermira
Dermira has entered into Severance and Change in Control Agreements with each of its executive officers that provide for certain payments and benefits to be provided to the executive officers in the event of termination of employment under certain circumstances, as described in greater detail below.
Severance and Change in Control Agreements
Dermira has entered into a Severance and Change in Control Agreement with each of its executive officers, each of which provides for the following severance and separation benefits upon a termination of the executive officer’s employment without “cause” or by the executive officer for “good reason” (as such terms are defined in each executive officer’s Severance and Change in Control Agreement and as described below) within the period commencing three months prior to a change in control of Dermira (so long as such termination occurs after the execution of the definitive agreement for the transaction which would constitute the change in control if consummated) and ending 12 months following a change in control of Dermira (the “Change in Control Period”), subject to the executive officer’s execution and non-revocation of a release of claims in favor of Dermira, Lilly, and related persons:

•	15 months of the executive officer’s then-current monthly base salary, payable in a lump sum (or 18 months in the case of Mr. Wiggans);

•	125% of the executive officer’s then-current target annual bonus, payable in a lump sum (or 150% in the case of Mr. Wiggans);

•
payment of COBRA premiums, or a cash benefit in lieu of continued medical benefits under COBRA, for 15 months following termination (or 18 months in the case of Mr. Wiggans) or, if earlier, until the expiration of the executive officer’s continuation coverage under COBRA; and

•	100% acceleration of vesting of all then-outstanding equity awards.
The Merger will constitute a change in control for purposes of the Severance and Change in Control Agreements.
In addition to the severance and separation benefits under their Severance and Change in Control Agreements as described above, pursuant to the Merger Agreement, in the event of a termination of the executive officer’s employment without “cause” or by the executive officer for “good reason” (as such terms are defined in each executive officer’s Severance and Change in Control Agreement and as described below) within the one-year period immediately following the Effective Time, each of Dermira’s executive officers will also be entitled to receive a pro-rated portion of his or her 2020 annual target bonus, based on the portion of the 2020 calendar year elapsed through the date of such termination of employment.

The Severance and Change in Control Agreements contain six-month post-termination cooperation and non-disparagement covenants.
For purposes of the Severance and Change in Control Agreements, “cause” means any of the following:

•	the executive officer has been convicted of or pled guilty to any felony under the laws of the United States or any state thereof;

•	the executive officer has committed one or more acts of fraud or embezzlement against Dermira;

•
the executive officer has falsified Dermira records, willfully destroyed Dermira property, or while an employee of Dermira, has engaged in conduct that constitutes harassment or discrimination prohibited by law;

•
the executive officer has refused to perform his or her duties as reasonably directed by the Board, except in the event of a disability (as defined in the Severance and Change in Control Agreement); or

•
the executive officer has materially breached his or her obligations under an employment agreement or offer letter with Dermira, his or her employee intellectual property protection agreement or any other agreement between the executive officer and Dermira.

For purposes of the Severance and Change in Control Agreements, “good reason” means the occurrence of any of the following without the executive officer’s consent:

•
a material reduction in the executive officer’s total target annual compensation or a material reduction in the executive officer’s base salary, except (in either case) to the extent that Dermira implements an equal percentage reduction applicable to all executive officers and management personnel;

•	a material reduction in the executive officer’s duties, responsibilities or authority at Dermira; or

•	a change in the geographic location at which the executive officer must perform services which results in an increase in the one-way commute of the executive officer by more than 50 miles.
The Severance and Change in Control Agreements also provide for a “best-net” after-tax Section 280G of the Code (“Section 280G”) cutback, whereby in the event any amounts provided for in the Severance and Change in Control Agreements or otherwise payable to the executive officer would constitute “parachute payments” within the meaning of Section 280G, and could be subject to the related excise tax, the executive officer will be entitled to receive either full payment of benefits or such lesser amount which would result in no portion of the benefits being subject to an excise tax, whichever results in the greater amount of after-tax benefits to the executive officer.
The Severance and Change in Control Agreements also provide for certain severance and separation benefits upon a termination of employment without “cause” or for “good reason” occurring outside of the Change in Control Period, which severance and separation benefits are not described in this Schedule 14D-9.
Transaction Bonuses
Following the signing of the Merger Agreement, the Compensation Committee of the Board approved the payment of cash-based transaction bonuses to the following executive officers of Dermira in recognition of their efforts in connection with the Transactions and their efforts over the course of their employment with Dermira: Mr. Aurora: $200,000; Mr. Griffith: $475,000; Mr. Guggenhime: $475,000; Mr. Horan: $100,000; Ms. Lyons-Williams: $225,000; Mr. Peña: $275,000. These transaction bonuses were determined and awarded by Compensation Committee of the Board after execution of the Merger Agreement.

Agreements or Arrangements with Directors of Dermira
As set forth under the section entitled “—Effect of the Offer and the Merger Agreement on Dermira Equity Incentive Plans, Dermira Equity Compensation Awards and the ESPP,” all then-outstanding and unvested Dermira stock options and Dermira RSUs (whether or not held by non-employee directors) will accelerate and vest in full immediately prior to the Effective Time and will be converted into the right to receive the Option Cash Consideration and the RSU Cash Consideration, respectively.
Effect of Merger Agreement on Employee Benefits
For a period of one year following the Effective Time, Lilly will provide or cause the Surviving Corporation to provide to each individual who is employed by Dermira immediately prior to the Effective Time and who continues employment with Lilly or the Surviving Corporation (as such term is defined in the Merger Agreement) (each, a “Company Employee”): (1) a base salary or wage rate and target cash incentive opportunity that, in each case, is no less favorable than those provided to such Company Employee by Dermira as of immediately prior to the Effective Time; and (2) employee benefits (excluding cash incentive opportunities, severance (except as provided in the following paragraph), equity and equity-based awards and change in control plans, programs and arrangements) that are substantially comparable in the aggregate to those provided to such Company Employee by Dermira under disclosed benefit plans immediately prior to the Effective Time.
In the event that a Company Employee who is not a party to a Severance and Change in Control Agreement with Dermira is terminated by Lilly or the Surviving Corporation without cause or resigns for good reason during the one-year period following the Effective Time, the Company Employee will be entitled to receive a cash severance payment based on a number of months of his or her monthly base salary and a percentage of his or her target annual bonus (with such number and percentage based on the Company Employee’s period of service with Dermira) and a prorated portion of his or her 2020 annual bonus, in each case subject to the Company Employee’s execution and non-revocation of a release of claims. For these purposes, “good reason” means a material reduction in the Company Employee’s total target annual compensation or a material reduction in the Company Employee’s base salary or a change in the geographic location at which the Company Employee must perform services which results in an increase in the Company Employee’s one-way commute by more than 50 miles. To resign for good reason, the Company Employee must provide written notice to Lilly or the Surviving Corporation of the good reason event within 30 days of the initial existence of such event, the Company Employee must actually resign employment within 30 days after such notice, and Lilly or the Surviving Corporation must fail to cure the good reason condition within such 30 day period. For these purposes, “cause” means a termination of employment because of (1) any willful, material violation by the Company Employee of any law or regulation applicable to the business of Lilly or Dermira, the Company Employee’s conviction for, or guilty plea to, a felony or a crime involving moral turpitude, or any willful perpetration by the Company Employee of a common law fraud; (2) the Company Employee’s commission of an act of personal dishonesty which involves personal profit in connection with Lilly or Dermira or any other entity having a business relationship with Lilly or Dermira; (3) any material breach by the Company Employee of any provision of any agreement or understanding between Lilly or Dermira, on the one hand, and the Company Employee, on the other hand, regarding the terms of the Company Employee’s employment, including without limitation, the Company Employee’s willful and continued failure or refusal to perform his or her material employment duties, other than as a result of having a disability, or a breach of any applicable invention assignment and confidentiality agreement or similar agreement between Dermira and the Company Employee; (4) the Company Employee’s disregard of the policies of Lilly or Dermira so as to cause loss, damage or injury to the property, reputation or employees of Lilly or Dermira; or (5) any other misconduct by the Company Employee which is materially injurious to the financial condition or business reputation of, or is otherwise materially injurious to, Lilly or Dermira.
Lilly will or will cause the Surviving Corporation to include each Company Employee in the applicable 2020 annual bonus plan of Lilly or the Surviving Corporation following the Effective Time (and in the case of Lilly’s 2020 annual bonus plan, on a basis consistent with similarly situated employees of Lilly) with such participation commencing as of January 1, 2020.

In addition, and without limiting the generality of the foregoing, following the Effective Time, each Company Employee will be immediately eligible to participate, without any waiting time, in any and all plans of Lilly, the Surviving Corporation or their respective affiliates (the “Surviving Corporation Plans”) to the extent coverage under any such plan replaces coverage under a comparable Dermira benefit plan in which such Company Employee participates immediately prior to the Effective Time, and to the extent such Company Employee is eligible to participate in the applicable Surviving Corporation Plan in accordance with the terms of such plan.
For purposes of determining eligibility, level of benefits and vesting under all Surviving Corporation Plans that provide benefits for vacation, paid time-off, severance or 401(k) savings, each Company Employee’s service with Dermira (as well as service with any predecessor employer of Dermira, to the extent service with the predecessor employer is recognized by Dermira) will be treated as service with Lilly or any of its subsidiaries. However, the foregoing will not apply to the extent it would result in duplication of benefits for the same period of service or to any benefit plan that is a frozen plan or that provides benefits to a grandfathered employee population.
Lilly will or will cause the Surviving Corporation to give appropriate credit to Company Employees (and their eligible dependents and beneficiaries) under welfare benefit plans by, to the extent permitted under such plans, (1) waiving all limitations as to preexisting conditions and exclusions with respect to participation and coverage requirements to the extent such limitations were waived, satisfied or did not apply to such employees or eligible dependents or beneficiaries under corresponding Dermira welfare plans in which such employees participated prior to the Effective Time; (2) providing Company Employees and their eligible dependents and beneficiaries with credit for any co-payments and deductibles paid prior to the Effective Time under any of Dermira’s benefit plans in satisfying any analogous deductible or out-of-pocket maximum requirements for the year in which the Effective Time occurs; and (3) waiving any waiting period or evidence of insurability requirement, in each case, under an analogous Dermira benefit plan prior to the Effective Time.
Lilly will or will cause the Surviving Corporation to assume accrued but unused personal, sick or vacation time and allow Company Employees to use such accrued personal, sick or vacation time in accordance with the practice and policies of Lilly or the Surviving Corporation.
Indemnification and Insurance
Pursuant to the terms of the Merger Agreement, Dermira’s directors and officers (including each of Dermira’s executive officers) will be entitled to certain ongoing indemnification and coverage under directors’ and officers’ liability insurance policies from Dermira for a period of time following the Effective Time. Such indemnification and insurance coverage is set forth under the section entitled “—Effect of the Merger on Director and Officer Indemnification and Insurance.”
Golden Parachute Compensation
Background
In this Schedule 14D-9, Dermira is required to disclose any agreement or understanding, whether written or unwritten, between the named executive officers of Dermira named in the proxy statement filed with the SEC on April 24, 2019 (each, a “named executive officer”) and Dermira or Lilly concerning any type of compensation, whether present, deferred or contingent, that is based upon or otherwise relates to the Transactions.
Aggregate Amounts of Potential Compensation
The table below sets forth the information required by Item 402(t) of Regulation S-K regarding compensation and benefits for each named executive officer of Dermira that is based upon or otherwise related to the Transactions. The terms and conditions of the compensation and benefits set forth below are described in greater detail as set forth under the section entitled “—Agreements or Arrangements with Executive Officers of Dermira” and such descriptions are incorporated herein by reference.

For purposes of calculating the potential payments set forth in the table below, Dermira has assumed that (1) the Effective Time occurs on January 22, 2020; (2) each named executive officer’s employment is terminated by Dermira without cause or by the named executive officer for good reason at the Effective Time; and (3) each executive officer’s unvested Dermira stock options and unvested Dermira RSUs held on January 15, 2020 will equal the number of unvested Dermira stock options and unvested Dermira RSUs held by such executive officer at the Effective Time (such that any vesting or forfeitures occurring between January 15, 2020 and the Effective Time will not be captured in the table below). Severance payments have been calculated based on the named executive officer’s current base salary, current target bonus opportunity, and estimated maximum benefits that could be payable under Dermira’s benefit plans. None of Dermira’s named executive officers will receive pension or non-qualified deferred compensation in connection with the Merger. Regardless of the manner in which each named executive officer’s employment terminates, each named executive officer is entitled to receive amounts already earned during the term of his or her employment, such as base salary earned through the date of termination, and any such earned amounts are not included in the table below.
The amounts shown in the table below do not attempt to quantify any reduction that may be required as a result of any “best-net” Section 280G cutback as set forth under the section entitled “—Agreements or Arrangements with Executive Officers of Dermira.” The amounts shown in the table below are estimates only, as the actual amounts that may be paid upon an individual’s termination of employment or upon the Effective Time, as applicable, can only be determined at the actual time of such termination or upon the Effective Time, as applicable, and accordingly the ultimate values to be received by a named executive officer in connection with the Merger may differ from the amounts set forth below.
The additional details regarding the terms of the payments quantified below are set forth under the section entitled “—Agreements or Arrangements with Executive Officers of Dermira” and the section entitled “—Effect of the Offer and the Merger Agreement on Dermira Equity Incentive Plans, Dermira Equity Compensation Awards and the ESPP.”
Golden Parachute Compensation

Named Executive Officer	Cash(1)	Equity(2)	Perquisites/Benefits(3)	Other(4)	Total Value(5)
Andrew L. Guggenhime	$777,066	$1,476,000	$36,343	$475,000	$2,764,409
Christopher Horan	760,160	2,511,619	38,514	100,000	3,410,293
Lori Lyons-Williams	772,575	1,515,675	36,343	225,000	2,549,593
Luis C. Peña	777,587	1,467,619	38,514	275,000	2,558,720
Thomas G. Wiggans	1,512,797	3,936,750	33,667	—	5,483,214
__________________

(1)
Cash. Represents the value of (a) the maximum cash severance payments payable under the applicable named executive officer’s Severance and Change in Control Agreement (i.e., the cash severance payments payable upon a termination of employment without cause or a resignation for good reason during the Change in Control Period, provided that the named executive officer signs and does not revoke a release of claims in connection with such termination); and (b) the named executive officer’s prorated 2020 target annual bonus. The severance amounts in this column are all “double-trigger” in nature, which means that payment of these amounts is conditioned upon a qualifying termination of employment within the Change in Control Period. The prorated 2020 target annual bonus amounts in this column are all “double-trigger” in nature, which means that payment of these amounts is conditioned upon a qualifying termination of employment within the one-year period following the Effective Time.

The table below sets forth the components of each named executive officer’s cash severance payments and his or her prorated 2020 target annual bonus, in each case calculated based on the values in effect on January 15, 2020.

Named Executive Officer	Annual Base Salary	Target Bonus	Severance Multiple	Prorated 2020 Target Annual Bonus	Total
Andrew L. Guggenhime	$438,019	$175,208	1.25	$10,532	$777,066
Christopher Horan	428,490	171,396	1.25	10,302	760,160
Lori Lyons-Williams	435,488	174,195	1.25	10,471	772,575
Luis C. Peña	438,313	175,325	1.25	10,539	777,587
Thomas G. Wiggans	621,000	372,600	1.50	22,397	1,512,797
As set forth under the section entitled “—Agreements or Arrangements with Executive Officers of Dermira,” the value of the severance payments payable to each named executive officer under such named executive officer’s Severance and Change in Control Agreement will be lower in the event of a qualifying termination of employment outside of the Change in Control Period. Such reduced amounts are not shown in the table above.

(2)	Equity. Represents the maximum aggregate payments to be made in respect of unvested Dermira stock options and unvested Dermira RSUs at the Effective Time.
The treatment of unvested Dermira stock options and unvested Dermira RSUs in the Transactions is set forth under the section entitled “—Effect of the Offer and the Merger Agreement on Dermira Equity Incentive Plans, Dermira Equity Compensation Awards and the ESPP,” and the values attributable to such awards in this column assume each named executive officer’s unvested Dermira stock options and unvested Dermira RSUs accelerate in accordance with the Merger Agreement immediately prior to the Effective Time. The acceleration is therefore “single-trigger” in nature, which means that it will occur immediately upon the consummation of the Merger, whether or not employment is terminated.
The estimated number of Shares subject to unvested Dermira stock options and unvested Dermira RSUs that will accelerate at the Effective Time and the Option Cash Consideration and RSU Cash Consideration associated with such accelerated Dermira stock options and Dermira RSUs are quantified for each named executive officer in the table below and are calculated based on outstanding equity awards held as of January 15, 2020.

Named Executive Officer	Number of Shares Underlying Unvested Dermira Stock Options	Option Cash Consideration in respect of Unvested Dermira Stock Options	Number of Shares Underlying Unvested Dermira RSUs	RSU Cash Consideration in respect of Unvested Dermira RSUs
Andrew L. Guggenhime	95,062	$552,338	49,262	$923,663
Christopher Horan	127,500	1,230,375	68,333	1,281,244
Lori Lyons-Williams	105,625	552,338	51,378	963,338
Luis C. Peña	93,020	552,338	48,815	915,281
Thomas G. Wiggans	345,000	2,549,250	74,000	1,387,500

(3)
Perquisites/Benefits. Represents the highest estimated value of COBRA payments to which each named executive officer may become entitled under his or her Severance and Change in Control Agreement as set forth in the section entitled “—Agreements or Arrangements with Executive Officers of Dermira.” The amounts in this column are all “double-trigger” in nature, which means that payment of these amounts is conditioned upon a qualifying termination within the Change in Control Period.

As set forth under the section entitled “—Agreements or Arrangements with Executive Officers of Dermira,” if the named executive officer experiences a qualifying termination outside of the Change in Control Period, the COBRA payments will be lower than the values described in the table immediately above.

(4)
Other. Represents the named executive officer’s transaction bonus, as set forth under the section entitled “—Agreements or Arrangements with Executive Officers of Dermira.” The transaction bonuses included in this table are all “single-trigger” in nature, which means that they will be paid immediately upon the consummation of the Merger, whether or not employment is terminated.

(5)	The following table sets forth, for each named executive officer, the amounts of golden parachute compensation that are “single-trigger” or “double-trigger” in nature:

Named Executive Officer	Single-Trigger	Double-Trigger
Andrew L. Guggenhime	$1,951,000	$813,409
Christopher Horan	2,611,619	798,674
Lori Lyons-Williams	1,740,675	808,918
Luis C. Peña	1,742,619	816,101
Thomas G. Wiggans	3,936,750	1,546,464
Effect of the Merger on Director and Officer Indemnification and Insurance
Section 145 of the DGCL permits a Delaware corporation to include in its charter documents and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by current law.
Dermira’s restated certificate of incorporation includes provisions that limit the liability of its directors for monetary damages for breach of their fiduciary duty as directors, except for liability that cannot be eliminated under the DGCL. Accordingly, Dermira’s directors will not be personally liable for monetary damages for breach of their fiduciary duty as directors, except for liabilities:

•	for any breach of the director’s duty of loyalty to Dermira or its stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	for unlawful payments of dividends or unlawful stock repurchases or redemptions, as provided under Section 174 of the DGCL; or

•	for any transaction from which the director derived an improper personal benefit.
Dermira’s restated certificate of incorporation and restated bylaws also provide that Dermira will indemnify its directors and officers to the fullest extent permitted by Delaware law, subject to very limited exceptions. Dermira’s restated certificate of incorporation and restated bylaws also permit it to purchase insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions as Dermira’s officer, director, employee or agent, regardless of whether Delaware law would permit indemnification.
In addition, Dermira has entered into separate indemnity agreements with its directors and executive officers that require it, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or executive officers and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified. Notwithstanding the foregoing, Dermira is not obligated to indemnify such director or executive officer in certain circumstances, including for any claim for which payment has been received by or on behalf of such director or executive officer under any insurance policy or other indemnity provision, for an accounting of profits made from the purchase and sale by such director or executive officer of securities of Dermira within the meaning of Section 16(b) of the Exchange Act or similar provisions of any federal, state or local statutory law, or in connection with any proceeding voluntarily initiated by such director or executive officer, and certain other situations. This description of the indemnity agreements entered into between Dermira and each of its directors and executive officers is qualified in its entirety by reference to the form of indemnification agreement filed as Exhibit (e)(13) hereto, which is incorporated herein by reference.
The Merger Agreement provides that all rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time (and rights to advancement of expenses) existing in favor of any person who is or prior to the Effective Time becomes, or has been at any time prior to the date of the Merger

Agreement, a director, officer, employee or agent (including as a fiduciary with respect to an employee benefit plan) of Dermira or its predecessors (each, an “Indemnified Party”) (1) shall be assumed by the Surviving Corporation in the Merger, without further action, at the Effective Time; (2) shall survive the Merger; (3) shall continue in full force and effect in accordance with their terms with respect to any claims against any such Indemnified Party arising out of such acts or omissions; and (4) for a period of six years following the date of the Merger Agreement, shall not be amended, repealed or otherwise modified in any manner that would adversely affect any right thereunder of any such Indemnified Party. Lilly has agreed to ensure that the Surviving Corporation complies with and honors the foregoing obligations.
The Merger Agreement further provides that at or prior to the Effective Time, following good faith consultation with Lilly and utilizing Lilly’s insurance broker, Dermira may obtain and fully pay the premium for “tail” directors’ and officers’ liability insurance policies in respect of acts or omissions occurring at or prior to the Effective Time (including for acts or omissions occurring in connection with the approval of the Merger Agreement and the consummation of the Transactions) for the period beginning upon the acceptance for payment of, and payment by Purchaser for, any Shares pursuant to the Offer and ending six years from the Effective Time, covering each Indemnified Party and containing terms (including with respect to coverage and amounts) and conditions (including with respect to deductibles and exclusions) that are, individually and in the aggregate, no less favorable to any Indemnified Party than those of Dermira’s directors’ and officers’ liability insurance policies in effect on the date of the Merger Agreement (the “Existing D&O Policies”); provided that the maximum aggregate annual premium for such “tail” insurance policies shall not exceed 300% of the aggregate annual premium payable by Dermira for coverage for its most recent renewal under the Existing D&O Policies.
The rights to advancement, exculpation and indemnification above will survive the consummation of the Merger, will be binding on all successors and assigns of the Surviving Corporation and Lilly, and are intended to benefit, and will be enforceable by, each Indemnified Party and his or her heirs or representatives.
Section 16 Matters
Prior to the Offer Acceptance Time, Dermira and the Board shall take all actions to the extent necessary or as may be reasonably requested by any party hereto in connection with the Merger Agreement to cause the Transactions and any and all dispositions or cancellations of equity securities of Dermira (including any deemed dispositions or cancellations and any derivative securities with respect to any equity securities of Dermira) held by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Dermira, and who would otherwise be subject to Rule 16b-3 promulgated under the Exchange Act, to be exempt under Rule 16b-3 promulgated under the Exchange Act.
Item 4. The Solicitation or Recommendation
Recommendation of the Board
After careful consideration, including a thorough review of the terms and conditions of the Offer in consultation with Dermira management and its legal and financial advisors, on January 10, 2020, the Board, among other things, unanimously (1) determined that the Offer, the Merger and the other Transactions are fair to and in the best interests of Dermira and its stockholders; (2) approved the Merger Agreement, and duly authorized and approved the execution, delivery and performance by Dermira of the Merger Agreement and the consummation by Dermira of the Transactions; (3) declared the Merger Agreement and the Transactions advisable; (4) recommended that Dermira’s stockholders tender their Shares in the Offer; (5) resolved that the Merger shall be governed by and effected under Section 251(h) of the DGCL; and (6) declared the Board’s intention that such foregoing approvals shall have the effect of rendering inapplicable the restrictions on business combinations and stockholder vote requirements contained in Section 203 of the DGCL and any other applicable law with respect to a “moratorium,” “control share acquisition,” “business combination,” “fair price” or other forms of anti-takeover laws or regulations with respect to or as a result of the Merger, the Merger Agreement, the Tender and Support Agreements and the other Transactions.

For the reasons described below, the Board unanimously recommends that Dermira’s stockholders accept the Offer and tender their Shares to Purchaser in the Offer.
In reaching the conclusions and in making the recommendation described above, the Board took into account a number of reasons set forth in the section entitled “—Background of the Merger Agreement; Reasons for the Recommendation—Reasons for the Recommendation of the Dermira Board.”
A copy of the joint press release issued by Lilly and Dermira, dated as of January 10, 2020, announcing the execution of the Merger Agreement is filed as Exhibit (a)(1)(F) to this Schedule 14D-9 and is incorporated herein by reference.
Background of the Merger Agreement; Reasons for the Recommendation
Background of the Merger Agreement
Dermira has from time to time licensed from other biopharmaceutical companies potential product candidates for development and commercialization and has entered into out-licensing collaborations with other biopharmaceutical companies to finance the development and commercialization of its product candidates and to maximize the value of Dermira’s assets. In August 2017, Dermira licensed from F. Hoffmann-La Roche Ltd and Genentech, Inc. (“Roche”) certain exclusive, worldwide rights to develop and commercialize lebrikizumab, an anti-IL13 monoclonal antibody.
In light of the substantial capital resources that would be required to develop and commercialize lebrikizumab, Dermira determined in 2018 to evaluate a range of potential collaboration opportunities for lebrikizumab, both globally and in markets outside the United States. As part of this process, Dermira engaged in discussions with a number of biopharmaceutical companies regarding their potential interest in acquiring sublicenses to lebrikizumab, in particular outside the United States, including Almirall, S.A. (“Almirall”) and the parties referred to as Company A, Company B, Company C and Company D.
Also as part of this process, Christopher Griffith, Dermira’s Chief Business and Strategy Officer, contacted Lilly on August 29, 2018 to determine whether it might be interested in a sublicense, including one limited to markets outside the United States, and while representatives of Dermira and Lilly had a preliminary discussion (without exchanging confidential information) on September 10, 2018, the parties did not engage in any further discussions at that time.
These discussions regarding a sublicense to lebrikizumab resulted in Dermira entering into an option and license agreement with Almirall in February 2019, under which it granted Almirall an option to exclusively sublicense certain rights to develop and commercialize lebrikizumab in Europe, which option was exercised by Almirall in June 2019. Dermira did not receive any proposals for or enter into any transaction involving rights to lebrikizumab in any market other than Europe.
In March 2019, Dermira announced positive topline results from its Phase 2b clinical trial of lebrikizumab for the treatment of moderate-to-severe atopic dermatitis. In light of the substantial resources that would be required to further develop and commercialize lebrikizumab, Dermira determined to continue to evaluate a range of potential collaboration opportunities for lebrikizumab, both globally and in markets outside the United States (other than in Europe). Following the announcement of the topline Phase 2b clinical trial results, a representative of Lilly contacted Dermira on March 19, 2019 to express interest in discussing the possibility of a collaboration transaction with respect to lebrikizumab, and on June 5, 2019, representatives of Lilly met with members of Dermira’s management, including Christopher Griffith, its Chief Business and Strategy Officer, to discuss this opportunity (without exchanging confidential information).
Beginning in May 2019, Dermira contacted 18 pharmaceutical companies, including Lilly, Company A, Company B, Company C and Company D and six other pharmaceutical companies that are referred to as Company E, Company F, Company G, Company H, Company I and Company J, that Dermira believed were most likely to be interested in licensing lebrikizumab and able to commercialize it, to assess their interest in a potential global partnership with respect to lebrikizumab outside Europe, in which Dermira would retain a substantial role in U.S. development and commercialization. In the course of this process, Dermira entered into confidentiality agreements with Company E and Lilly on July 23, 2019 and September 10, 2019, respectively. Each of these confidentiality agreements included a customary standstill restriction that would expire upon the occurrence of specified events, including Dermira’s entry into an agreement providing for an acquisition of Dermira or the commencement of a tender offer for Dermira stock that the Board does not reject within 10 business days. Dermira did not receive any proposals for a collaboration transaction as a result of this outreach, other than a proposal on unspecified terms received from Company A on December 2, 2019 (and a subsequent specific licensing proposal from this party received on December 16, 2019), in each case as described below.
In addition, on June 1, 2019, Dermira engaged a financial advisor to assist it in seeking a potential collaboration transaction with respect to lebrikizumab in Japan, and subsequently contacted 14 pharmaceutical companies based in Japan (two of which had also been contacted by Dermira in connection with its process to identify potential global collaborators), but none of these parties submitted a proposal for a collaboration transaction with respect to lebrikizumab in Japan.
In August 2019, Dermira began providing access to confidential information regarding lebrikizumab to Company E, and in October and November 2019, Dermira began providing access to confidential information regarding lebrikizumab to Lilly and Company A, respectively.
On October 12, 2019, Dermira and Company A amended a pre-existing confidentiality agreement between them, which had been entered into in 2018 in connection with the discussions regarding sublicensing lebrikizumab outside the United States, to include a customary standstill restriction that would expire upon the occurrence of specified events, including Dermira’s entry into an agreement providing for an acquisition of Dermira or the commencement of a tender offer for Dermira stock that the Board does not reject within 10 business days, and to extend the duration of Company A’s confidentiality obligations with respect to certain confidential information.
On November 11, 2019, Dermira and Lilly amended the pre-existing confidentiality agreement between them to extend the duration of Lilly’s confidentiality obligations with respect to certain confidential information.
In November 2019, Dermira engaged SVB Leerink LLC (“SVB Leerink”) to assist it in exploring a potential sale, licensing or other collaboration transaction with respect to QBREXZA, Dermira’s FDA-approved product for the treatment of primary axillary hyperhidrosis. From November 21, 2019 to December 5, 2019, Dermira and SVB Leerink contacted 12 pharmaceutical companies, including Company A and Company H, to ascertain their interest in a potential sale, licensing or other collaboration transaction with respect to QBREXZA. However, none of these discussions resulted in a proposal being made for such a transaction.
On November 22, 2019, a representative of a pharmaceutical company referred to as Company K contacted Mr. Griffith to indicate that Company K was interested in discussing potential collaboration opportunities with respect to lebrikizumab.
On November 25, 2019, Patrik Jonsson, Lilly’s Senior Vice President and the President of Lilly Bio-Medicines, contacted Thomas Wiggans, Dermira’s Chairman and Chief Executive Officer, and informed him that Lilly would be sending Mr. Wiggans a written proposal to acquire Dermira. Later that day, Lilly sent to Dermira a non-binding indication of interest with respect to an acquisition of all outstanding common stock and common stock equivalents of Dermira for $13.00 per Share in cash (the “November 25 Proposal”), which represented an approximately 51% premium to Dermira’s closing share price of $8.61 on November 22, 2019, the trading day prior to submission of the November 25 Proposal. The November 25 Proposal indicated, among other things, that consummation of a transaction would not be contingent on Lilly’s ability to obtain financing. In addition, the November 25 Proposal indicated that Lilly’s executive management, including its Chairman, President and Chief Executive Officer, had reviewed and approved the proposal and that Lilly had retained Evercore Group L.L.C. (“Evercore”) as its financial advisor and Weil, Gotshal & Manges LLP (“Weil”) as its legal advisor for the proposed transaction. The November 25 Proposal also stated that it was important to Lilly to achieve a transaction in as expeditious a manner as suitably feasible, that Lilly would work diligently to sign a definitive agreement within 14 days of access to all requested due diligence materials, and that Lilly desired to announce a transaction prior to the J.P. Morgan Healthcare Conference on January 13, 2020. The November 25 Proposal did not include a request for exclusivity.
On December 2, 2019, in response to Dermira’s outreach to assess interest in a potential, global partnership with respect to lebrikizumab, a representative of Company A called Mr. Wiggans to discuss a potential transaction in which it would purchase from Dermira on unspecified terms an option that would permit Company A, following the determination of the results of Dermira’s Phase 3 lebrikizumab clinical program, to acquire unspecified development and commercial rights to lebrikizumab. Other than the November 25 Proposal from Lilly and the option proposal on unspecified terms proposed by Company A (which subsequently led to the specific proposal received from Company A on December 16, 2019 for a lebrikizumab collaboration transaction), none of the other parties previously contacted with respect to a potential transaction involving lebrikizumab or QBREXZA made any proposal for such a transaction or any other transaction.
On December 2 and December 3, 2019, the Board held a meeting, at which members of Dermira’s senior management and a representative of Fenwick & West LLP (“Fenwick & West”), Dermira’s outside legal advisor, were present. The Board and members of senior management discussed Dermira’s long-term prospects and opportunities, as well as the risks faced by Dermira as an independent company, including financial, operational and other constraints on Dermira’s ability to execute on its lebrikizumab development and commercialization strategy, to further commercialize QBREXZA and to advance its research and development programs; the development risks of the lebrikizumab program; the intense competition within the atopic dermatitis field; the need to raise substantial additional capital to fund its development and commercialization activities; the need to repay or refinance Dermira’s existing indebtedness; and the risks involved in retaining and recruiting key employees. The Board and members of senior management also discussed Dermira’s efforts to seek potential transactions with respect to lebrikizumab and QBREXZA and the status of Dermira’s commercialization activities, clinical studies and research programs. The representative of Fenwick & West reviewed the fiduciary duties of the Board in considering the response to the November 25 Proposal and in deciding whether to engage in a strategic process and how to conduct such a process. As part of such discussion, each of the directors confirmed that he or she had no conflicts of interest with respect to Lilly. Following this discussion, the Board discussed the November 25 Proposal and the potential strategic process that might be employed by Dermira. The Board then discussed the retention of financial advisors to assist in this process, and authorized Dermira’s management to engage Citigroup Global Markets Inc. (“Citi”) and SVB Leerink to act in this capacity based on their knowledge of the pharmaceutical industry, their experience in advising on transactions involving companies similar to Dermira, their reputations and their familiarity with Dermira and its business, including, in the case of Citi, its role as an underwriter in Dermira’s initial public offering and its most recent follow-on equity offering in 2019 and, in the case of SVB Leerink, its role as a financial advisor in seeking a transaction with respect to QBREXZA. Representatives of Citi and SVB Leerink then joined the meeting, and the Board, senior management and the representatives of Citi and SVB Leerink discussed the parties potentially likely to have the strategic interest and financial ability to acquire Dermira that could be contacted to determine whether they would be interested in such an acquisition, and the Board approved contacting 10 pharmaceutical companies—Company A, Company B, Company C, Company D, Company E, Company F, Company G, Company I, Company J and Company K—to determine whether they might be so interested. The Board directed Citi to contact each of these companies other than Company A. The Board directed Mr. Wiggans to contact Company A because he personally knew an executive officer there. In addition, the Board directed Mr. Wiggans to respond to the November 25 Proposal by indicating to Lilly that Dermira was in the process of engaging financial advisors and would respond in due course. Finally, the Board directed Dermira’s senior management to review and update Dermira’s long-range financial plan for the Board's review, to inform the Board’s decisions in the course of the strategic process and to be used by Dermira’s financial advisors in their financial analysis of any proposed transaction.
Between December 3 and December 5, 2019, representatives of Citi contacted each of the parties that the Board had directed it to contact. In initial discussions with representatives of Citi regarding the opportunity, Company I and Company J each indicated that it would not submit a proposal; Company C indicated that it would likely not submit a proposal, but would review the opportunity further before reaching a final decision; and Company D, Company G and Company K each indicated that it was interested in evaluating a potential transaction.

On December 4, 2019, Mr. Jonsson contacted Mr. Wiggans to ask if Dermira had a response to the November 25 Proposal, and on December 5, 2019, Mr. Wiggans spoke with Mr. Jonsson, confirmed receipt of the November 25 Proposal and stated that Dermira was in the process of engaging financial advisors and would respond to the November 25 Proposal in due course.
On December 6, 2019, a representative of Company F informed a representative of Citi that it would not be making a proposal to acquire Dermira and a representative of Company E indicated that it was still considering whether to submit a proposal.
Also on December 6, 2019, the Board held a meeting, at which members of Dermira’s senior management and representatives of Citi, SVB Leerink and Fenwick & West were present. At this meeting, a representative of Citi reviewed, and the Board discussed, the status of the communications with each of the nine parties that Citi had contacted regarding its potential interest in an acquisition of Dermira. Mr. Wiggans informed the Board that he would be speaking with Company A to determine whether it would be interested in making an acquisition proposal and to clarify its December 2 statement regarding an interest in an option transaction with respect to lebrikizumab, and the Board requested that Citi contact Company H to ascertain its interest in a potential acquisition transaction.
On December 7, 2019, Mr. Wiggans contacted a representative of Company A to determine whether Company A would be interested in a potential acquisition of Dermira, and the representative of Company A stated that it would not be interested in an acquisition, but would propose specific terms for a licensing transaction with respect to lebrikizumab.
On December 8, 2019, a representative of Citi spoke again with a representative of Company B regarding its potential interest in a transaction and the representative of Company B indicated that it was still considering whether to submit a proposal.
Later on December 8, 2019, the Board held a meeting, with members of Dermira’s senior management and representatives of Citi, SVB Leerink, and Fenwick & West present, at which members of senior management reviewed with the Board a proposed long-range financial forecast for Dermira to be used by Citi and SVB Leerink in their analysis of the financial terms of any proposed transaction (the “Long-Range Forecast”), a copy of which had been provided to the Board in advance of the meeting. The Board discussed the Long-Range Forecast and approved its use by Citi and SVB Leerink in their financial analyses of any acquisition proposals. Additional information regarding the Long-Range Forecast is set forth in the section entitled “—Certain Unaudited Prospective Financial Information of Dermira.” The Board then discussed the status of communications with the parties that had been contacted and were still considering whether to submit a proposal.
On December 10, 2019, a representative from Citi contacted Company H to ascertain its interest in a potential acquisition. On the same day, a representative of Company E informed a representative of Citi that it would not make a proposal to acquire Dermira.
On December 12, 2019, Dermira entered into a confidentiality agreement with Company K, which (like the confidentiality agreement between Dermira and Lilly) included a customary standstill restriction that would expire upon the occurrence of specified events, including Dermira’s entry into an agreement providing for an acquisition of Dermira or the commencement of a tender offer for Dermira securities that the Board did not reject within 10 business days. In addition, on December 12, a representative of Citi spoke with a representative of Company G, who expressed interest in further discussing a potential acquisition of Dermira.
On December 13, 2019, Dermira entered into a confidentiality agreement with Company D that included a customary standstill restriction that would expire upon the occurrence of specified events that were similar to those included in the confidentiality agreements with Lilly and Company K, and members of Dermira’s management team met with representatives of Company D by online conference and made a presentation regarding Dermira, its products and product candidates and its market opportunity. Also on December 13, 2019, members of Dermira’s management team met with representatives of Company K by online conference and made a similar presentation.

In addition, on December 13, 2019, a representative of Company H informed a representative of Citi that it would not make a proposal to acquire Dermira.
On December 14, 2019, the Board held a meeting at which members of Dermira’s senior management and representatives of Citi, SVB Leerink, and Fenwick & West were present. At this meeting, the Board further discussed the November 25 Proposal. Representatives of Citi and SVB Leerink then discussed Dermira’s stock price performance over the prior 12 months, and the preceding week, noting that Dermira’s closing stock price had increased sharply from $7.88 per Share on December 6, 2019 to $12.70 per Share on December 13, 2019. The Board then reviewed a preliminary financial analysis of Dermira based on the Long-Range Forecast. Representatives of Citi discussed the status of the outreach to potentially interested parties, noting that Company E and Company H had each indicated that it would not make a proposal to acquire Dermira, and that Company A had indicated that it would not make an acquisition proposal but was planning to make a proposal to acquire worldwide rights to lebrikizumab outside Europe. The Board then discussed plans to contact an additional party (referred to as Company L) and discussed the response to be made to Lilly’s November 25 Proposal. After discussion, the Board directed Mr. Wiggans to indicate to Lilly that the price per Share proposed in the November 25 Proposal was not acceptable without providing Lilly with specific price guidance, but that Dermira would permit Lilly to conduct additional due diligence in order to consider increasing its proposed price.
On December 16, 2019, Mr. Wiggans contacted Mr. Jonsson and informed him that the price per Share proposed in the November 25 Proposal was not acceptable, but that Dermira would permit Lilly to conduct additional due diligence in order to consider increasing its proposed price, and Mr. Jonsson expressed Lilly’s interest in continuing that process.
Also on December 16, 2019, a representative of Company G informed a representative of Citi that it remained interested in considering a potential acquisition of Dermira, and Company A sent Dermira a non-binding indication of interest for an exclusive license to lebrikizumab on a global basis, other than Europe, for an upfront payment of $250.0 million and subsequent milestone payments and royalties, with Dermira to be solely responsible for the costs of clinical trials.
On December 17, 2019, Dermira entered into a confidentiality agreement with Company G that included a customary standstill restriction that would expire upon the occurrence of specified events that were similar to those included in the confidentiality agreements with Lilly, Company D and Company K.
Also on December 17, 2019, representatives of Citi and SVB Leerink contacted a representative of Evercore to reiterate that the price per Share proposed in the November 25 Proposal was not acceptable, without providing Lilly with specific price guidance, but that Dermira would permit Lilly to conduct additional due diligence in order to consider increasing its proposed price. Also on December 17, 2019, Lilly provided Dermira with a request for certain due diligence information.
On December 18, 2019, a representative of Company K informed a representative of Citi that Company K would not be making a proposal to acquire Dermira and a representative of Company C informed a representative of Citi that Company C would not be making a proposal to acquire Dermira.
Also on December 18, 2019, representatives of Dermira and Lilly discussed the scope of, and process for, Lilly’s due diligence review, and representatives of Citi spoke with representatives of Evercore and advised them that Dermira would, at this point, provide due diligence information that was relevant to the valuation of Dermira, but that more detailed confirmatory due diligence and a draft of a merger agreement would be provided only after Lilly had provided a revised acquisition proposal with a valuation that was acceptable to the Board. Representatives of Lilly and its advisors continued their due diligence review of Dermira until January 9, 2020, including a review of materials in an online data room and in meetings with representatives of Dermira.
On December 18, 2019, a representative of Company D informed a representative of Citi that Company D was having internal discussions as to whether it would make an acquisition proposal and would provide an update on December 20, 2019.

On December 19, 2019, members of Dermira senior management met with representatives of Company G by online conference and made a presentation regarding Dermira similar to that provided to Company D and Company K on December 13, 2019.
On December 20, 2019, representatives of Citi and Evercore discussed Lilly’s due diligence process. During this call, Evercore indicated that Lilly intended to provide a revised proposal for an acquisition of Dermira on December 27, 2019.
Also on December 20, 2019, a representative of Company B informed a representative of Citi that it would not be making a proposal to acquire Dermira. Also on December 20, 2019, a representative of Company D informed a representative of Citi that it was still considering whether to submit an acquisition proposal, but would not be working during the Christmas holiday to further evaluate such a transaction.
On December 23, 2019, Dermira held a due diligence call with Lilly that included a detailed review of QBREXZA and its commercialization and market.
Also on December 23, 2019, representatives of Citi contacted a representative of Company L, inviting Company L to submit an acquisition proposal for Dermira.
On December 27, 2019, Lilly delivered a revised non-binding indication of interest for an acquisition of all of the outstanding common stock and common stock equivalents of Dermira that increased its proposed price to $16.75 per Share in cash (the “December 27 Proposal”). The December 27 Proposal indicated that consummation of a transaction would not be contingent on Lilly’s ability to obtain financing. The December 27 Proposal also reiterated that it was important to Lilly to achieve a transaction in as expeditious a manner as suitably feasible, and again stated Lilly’s desire to announce a transaction prior to the J.P. Morgan Healthcare Conference on January 13, 2020. The December 27 Proposal did not include a request for exclusivity. The December 27 Proposal represented a 15% premium to Dermira’s closing share price of $14.55 on December 27, 2019, as well as a 28.8% increase from the November 25 Proposal.
Later on December 27, 2019, the Board held a meeting at which members of senior management and representatives of Citi, SVB Leerink and Fenwick & West were present. A representative of Citi reviewed the strategic process that had been conducted to date, including that each of Company B, Company C, Company E, Company F, Company H, Company I, Company J and Company K had expressly declined to make a proposal to acquire Dermira, and described the status of discussions with Company D, Company G and Company L. The Board, Dermira’s senior management and representatives of Citi and SVB Leerink then discussed the December 27 Proposal, including a review of the proposal in the context of the preliminary valuation analyses presented by Citi and SVB Leerink at the December 14, 2019 Board meeting. The Board also discussed the continuing increase in the trading price of Dermira’s common stock, which had increased further from a closing price of $12.70 per Share on December 13, 2019 to a closing price of $14.55 per Share on December 27, 2019, and that while the December 27 Proposal represented a 15% premium to Dermira’s stock price on December 27, 2019, it represented an approximately 64% premium to the volume-weighted average trading price of Dermira’s common stock over the prior 30 trading days, an approximately 99% premium to the volume-weighted average trading price of Dermira’s common stock over the prior 60 trading days and an approximately 103% premium to the volume-weighted average trading price of Dermira’s common stock over the prior 90 trading days. The Board then discussed with senior management and its advisors the best means of optimizing value in a potential transaction with Lilly, including whether to reject Lilly’s December 27 Proposal and ask it to re-bid, and the possibility that such strategy would result in Lilly ceasing its pursuit of a transaction with Dermira. The Board determined that the best means of achieving the highest price in a potential acquisition transaction would be to make a specific counter-proposal to Lilly. The Board then discussed with Dermira’s senior management and representatives of Citi and SVB Leerink the optimal specific counter-proposal to be made in order to propose the highest price that it believed Lilly would be reasonably likely to pay, without proposing such a high price that Lilly would cease its pursuit of a transaction with Dermira in light of the substantial increase represented by the December 27 Proposal over the November 25 Proposal and the significant increase in the trading price of Dermira’s common stock during the period of its discussions with Lilly. The Board directed the representatives of Citi to contact Evercore in order to obtain additional perspective regarding the

December 27 Proposal to inform that counter-proposal, and directed Mr. Wiggans to contact Lilly to propose an increase in the per Share consideration to at least $18.00, but less than $19.00, with the specific amount in that range to be determined by Dermira’s senior management following Citi’s discussion with Evercore and further discussion among Dermira’s senior management, Citi and SVB Leerink.
Later on December 27, 2019, representatives of Citi and SVB Leerink spoke with a representative of Evercore regarding the proposed per Share consideration, and the representative of Evercore expressed Lilly’s concern with the significant recent increase in the trading price of Dermira’s common stock and noted that Lilly had significantly increased the proposed price per Share from the November 25 Proposal and reiterated Lilly’s desire to sign a definitive agreement prior to the J.P. Morgan Healthcare Conference on January 13, 2020. Later that day, a representative of Citi also contacted each of Company D, Company G and Company L, to inquire whether such party wished to make an acquisition proposal.
On December 28, 2019, a representative of Company L informed a representative of Citi that Company L would not make an acquisition proposal for Dermira.
On December 29, 2019, Mr. Wiggans and other members of Dermira’s senior management conferred with representatives of Citi and SVB Leerink and, consistent with the Board’s direction, determined that Dermira should propose a price per Share in cash of $18.75, which represented a 29.2% premium to Dermira’s closing share price on December 27, 2019 (the most recent trading day) and an approximately 12% increase from the December 27 Proposal.
On December 30, 2019, Mr. Wiggans spoke with Mr. Jonsson and proposed a price per Share in cash of $18.75, and Mr. Jonsson responded that Lilly would review the proposal internally and then provide a response.
Later on December 30, 2019, representatives of Citi and SVB Leerink spoke with a representative of Evercore. The representative from Evercore cited the magnitude of the increase in Lilly’s proposed acquisition price from $13.00 per Share to $16.75 per Share and questioned whether there was potential to agree on a deal at a price less than $18.75 per Share, and potentially to “split the difference” between Lilly’s last proposal of $16.75 per Share and the $18.75 per Share counterproposal. Citi and SVB Leerink reiterated that the Board was prepared to transact at $18.75 per Share.
On December 31, 2019, Mr. Jonsson informed Mr. Wiggans that Lilly was prepared to proceed with a transaction at a price of $18.75 per Share, and later on December 31, 2019, Lilly confirmed, by email, that Lilly would move forward with the acquisition of 100% of Dermira’s outstanding common stock at $18.75 per Share in cash (the “December 31 Proposal”). The December 31 Proposal stated that the proposed price was based on the assumption that the Lilly and Dermira teams would work to finalize due diligence and transaction documentation as soon as possible in order to announce a transaction prior to market open on January 13, 2020, and indicated that it had been approved by Lilly’s executive management, including its Chairman, President and Chief Executive Officer. In addition, the December 31 Proposal did not include a request for exclusivity, but did indicate that Lilly expected that the merger agreement would contain customary deal protection provisions and support agreements from each of Bay City Capital and New Enterprise Associates, beneficial owners of approximately 12.8% of the outstanding Shares in the aggregate. The December 31 Proposal represented a 29% premium to Dermira’s closing share price on December 30, 2019 and an approximately 12% increase from the December 27 Proposal.
Subsequently on December 31, 2019, Fenwick & West provided Weil with a draft Merger Agreement. The draft provided for a transaction to be structured as a cash tender offer followed immediately by a merger, for exceptions to the definition of “Company Material Adverse Effect” for, among other things, the results of clinical studies of, or FDA actions with respect to, products of Dermira or its competitors, and for Dermira to be allowed to provide due diligence information to, and negotiate a merger agreement with, a party making an unsolicited acquisition proposal that constitutes or could reasonably be expected to lead to a superior proposal, and to accept a superior proposal after providing Lilly a right to match such proposal and paying a termination fee equal to 2.0% of the equity value of the transaction.

From December 31, 2019 through January 9, 2020, Dermira provided additional due diligence materials in the online data room and representatives of Lilly and Weil continued their due diligence review of Dermira, including review of the information provided in the online data room and discussions with Dermira’s management.
On January 3, 2020, Dermira and Lilly amended the pre-existing confidentiality agreement between the parties to further define its scope and other terms.
On January 5, 2020, the Board held a meeting, with members of Dermira’s senior management and representatives of Citi, SVB Leerink and Fenwick & West present, at which the members of Dermira’s senior management and representatives of Citi and SVB Leerink reviewed the discussions with Lilly regarding the price per Share in the potential transaction, the status of Lilly’s due diligence and the expected process for completion of due diligence and Merger Agreement negotiations. A representative of Citi informed the Board that neither Company D nor Company G had communicated with Citi regarding a potential transaction with Dermira since the December 27, 2019 Board meeting, and noted that Company L had indicated that it would not be making an acquisition proposal. In addition, Dermira’s senior management reviewed with the Board the proposal for a licensing transaction that had been sent by Company A on December 16, 2019. A representative of Fenwick & West then discussed the proposed terms of the Merger Agreement, including with respect to the “fiduciary-out” termination provisions and the size of the termination fee to be paid in the event that, among other things, Dermira terminated the Merger Agreement to enter into a superior transaction or the Board changed its recommendation of the Offer. The proposed closing conditions, including the definition of “Company Material Adverse Effect,” and other terms impacting certainty of closing were also discussed. A member of Dermira’s senior management discussed issues affecting broad-based employee compensation and retention, including provisions protecting the compensation of employees generally following closing of the Merger, and provisions regarding employee severance. The representatives of Citi and SVB Leerink then left the meeting, and the Board discussed the terms on which Dermira would formally confirm its engagement of those firms to act as its financial advisors, as well as the disclosures made by Citi and SVB Leerink, respectively, regarding relationships with Lilly and/or its affiliates, as described in more detail in the section entitled “—Opinions of Dermira’s Financial Advisors.” The Board then authorized Dermira to enter into engagement agreements with Citi and SVB Leerink on the terms discussed at the meeting.
On January 5, 2020, Weil provided Fenwick & West with a revised draft of the Merger Agreement, which proposed a number of changes to the draft circulated by Fenwick & West, including removing the exceptions to the definition of “Company Material Adverse Effect” for the results of clinical studies of Dermira and certain regulatory actions with respect to Dermira’s products and product candidates and increasing the amount of the termination fee payable by Dermira if it terminated the Merger Agreement to accept a superior proposal to 4.5% of the equity value of the transaction. In addition, Weil provided a proposed form of the Tender and Support Agreement that Lilly required be executed by Bay City Capital and New Enterprise Associates, beneficial owners of an aggregate of approximately 12.8% of the outstanding Shares, which agreement would terminate upon any termination of the Merger Agreement, including termination by Dermira in order for Dermira to accept a superior proposal.
Also on January 5, 2020, a representative of Company G informed a representative of Citi that it did not expect to make a proposal to acquire Dermira, but would be having further internal discussion of that subject the next day, and a representative of Company D also informed a representative of Citi that it expected to reach a decision regarding whether to bid shortly.
From January 5 through January 9, 2020, Fenwick & West and Weil continued to negotiate the Merger Agreement and exchanged drafts of the Merger Agreement, including negotiations regarding the size of the termination fee, the representations and warranties to be made by Dermira, the exceptions to the definition of “Company Material Adverse Effect” for the results of clinical studies of Dermira and certain regulatory actions with respect to Dermira’s products and product candidates, the interim operating restrictions and provisions relating to employees. On January 6, 2020, Fenwick & West provided Weil with a revised draft of the Merger Agreement and on January 8, 2020, Weil provided Fenwick & West with a further revised draft of the Merger Agreement.
On January 7, 2020, a representative of Company G informed a representative of Citi that Company G would not be making a proposal to acquire Dermira.

Also on January 7, 2020, a representative of Company D informed a representative of Citi that that it was still evaluating the opportunity and that it would provide Citi with additional feedback on January 9, 2020.
On January 8, 2020, Mr. Wiggans and Mr. Jonsson discussed certain provisions of the Merger Agreement relating to broad-based employee compensation and severance. Lilly did not discuss with Dermira, or any individual member of its management, any employee’s post-closing employment or compensation at any time.
On January 8, 2020, Dermira entered into an engagement letter with SVB Leerink, and on January 9, 2020, Dermira entered into an engagement letter with Citi, dated as of January 8, 2019, confirming the engagement of each of these firms as financial advisors on the terms approved by the Board.
On January 9, 2020, a representative of Citi spoke with a representative of Company D, who indicated that Company D would not make an acquisition proposal.
On January 9, 2020, Fenwick & West and Weil also completed their negotiation of the Merger Agreement, with the parties agreeing on a termination fee of $40.0 million (approximately 3.6% of the equity value of the transaction), and agreeing on the inclusion of exceptions to the definition of “Company Material Adverse Effect” for the results of clinical studies of Dermira and certain regulatory actions with respect to Dermira’s products and product candidates, subject to certain limitations. In addition, Mr. Wiggans and Mr. Jonsson discussed certain provisions of the Merger Agreement relating to broad-based employee compensation and severance and reached agreement on those terms and, on a separate call, discussed plans and timing for announcement of the transaction.
Later on January 9, 2020, the Board held a meeting, with members of senior management and representatives of Citi, SVB Leerink and Fenwick & West present. Representatives of Fenwick & West reviewed with the Board the terms of the Merger Agreement, the form of which had been previously distributed to the members of the Board, including the resolution of open issues regarding the size of the termination fee and the definition of “Company Material Adverse Effect,” and discussed the fiduciary duties of the Board in evaluating the proposed transaction and the terms of the Merger Agreement. The Board then discussed the significant risks facing Dermira as an independent company, including the need to raise substantial additional capital to fund development and potential commercialization of lebrikizumab, the need to repay or refinance existing debt, the uncertainty of the results and timing of clinical trials and FDA approval of lebrikizumab and the need to achieve clinical results that would support a product profile that would be competitive with competing products, the risks associated with commercializing lebrikizumab in the context of the competitive landscape in atopic dermatitis, the commercial outlook for QBREXZA and the risks involved in retaining and recruiting key employees as discussed in more detail below in the section entitled “—Reasons for the Recommendation of the Dermira Board.” The Board then discussed the fact that, after an extensive outreach to third parties, no other party had expressed an interest in a potential acquisition of Dermira or any other strategic alternative that was more attractive than the Lilly proposal. The Board and representatives of Citi and SVB Leerink then discussed the recent continued increase in the trading price of Dermira’s common stock, which had increased from a closing share price of $15.09 on January 6, 2020 to a closing share price of $18.34 on January 9, 2020. Representatives of Citi and SVB Leerink reviewed their firms’ respective financial analyses of the Offer Price of $18.75 per Share in cash. Citi rendered to the Board its oral opinion, which was subsequently confirmed in its written opinion dated as of January 10, 2020, to the effect that, as of the date of Citi’s opinion, and based upon and subject to the various assumptions, matters considered and limitations and qualifications set forth in Citi’s written opinion, the $18.75 per Share in cash to be paid to the holders of Shares (other than Lilly and its affiliates) pursuant to the Merger Agreement was fair from a financial point of view to such holders, as more fully described in the section entitled “—Opinions of Dermira’s Financial Advisors.” SVB Leerink rendered to the Board its oral opinion, which was subsequently confirmed in its written opinion dated January 9, 2020 to the effect that, as of the date of SVB Leerink’s opinion, and based upon and subject to the assumptions and limitations upon the review undertaken by SVB Leerink in preparing its opinion, the $18.75 per Share in cash to be paid to the holders of Shares (other than Excluded Shares as defined in SVB Leerink’s opinion) pursuant to the terms of the Merger Agreement was fair, from a financial point of view, to such holders, as more fully described in the section entitled “—Opinions of Dermira’s Financial Advisors.” The written opinions rendered by Citi and SVB Leerink to the Board are attached to this Schedule 14D-9 as Annex A and Annex B, respectively. Following additional discussion and consideration of the Merger Agreement and the Offer, the Merger and the other transactions contemplated by the Merger Agreement, the Board unanimously determined that the Offer, Merger and other transactions contemplated by the Merger Agreement were fair to and in the best interest of Dermira and its stockholders, approved the Merger Agreement and declared it advisable for Dermira to enter into the Merger Agreement and recommended that the stockholders of Dermira accept the Offer and tender their shares to Purchaser pursuant to the Offer.
In the morning of January 10, 2020, prior to the opening of trading on the Nasdaq Stock Market, (1) Dermira, Lilly and Purchaser executed the Merger Agreement; (2) Lilly, Purchaser and each of Bay City Capital and New Enterprise Associates executed the Tender and Support Agreements; and (3) Dermira and Lilly issued a joint press release announcing the execution of the Merger Agreement.
On January 22, 2020, Purchaser commenced the Offer and Dermira filed this Schedule 14D-9.
Reasons for the Recommendation of the Dermira Board
In recommending that Dermira’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer, the Board considered the terms of the Offer, the Merger and the other Transactions, consulted with Dermira’s senior management and its financial and legal advisors, and considered a number of factors, including the following (which are not necessarily presented in order of relative importance):
Financial Terms; Certainty of Value
The Offer Price to be paid by Lilly would provide Dermira’s stockholders with the opportunity to receive a significant premium over recent trading prices of the Shares. The Board reviewed the current and historical market prices with respect to the Shares, including:

•
that the Offer Price of $18.75 per Share in cash to be received by Dermira’s stockholders provides immediate and certain value and liquidity and does not expose them to any future risks related to Dermira’s business or financial markets generally;

•	the relationship of the Offer Price to recent trading prices of the Shares, including the fact that the Offer Price represents:

•	a premium of approximately 45% to the volume-weighted average closing price of Dermira’s common stock over the 30-trading day period ended on January 9, 2020; and

•	a premium of approximately 86% to the volume-weighted average closing price of Dermira’s common stock over the 60-trading day period ended on January 9, 2020.

•
that Lilly was the only party to make a proposal to acquire Dermira and the Board's belief, following the extensive strategic process conducted by Dermira and based on discussions and negotiations by Dermira’s senior management and advisors with Lilly, that the Offer Price was the highest price that Lilly or any other interested party would be willing to pay;

•
the Board’s assessment of Dermira’s implied value on a stand-alone basis relative to the Offer Price, based in part on the financial analyses reviewed with the Board by Citi and SVB Leerink, as more fully described below in the section entitled “—Opinions of Dermira’s Financial Advisors;”

•
the opinion of Citi to the effect that, as of the date of Citi’s opinion, and based upon and subject to the various assumptions, matters considered and limitations and qualifications set forth in Citi’s written opinion, the $18.75 per Share in cash to be paid to the holders (other than Lilly and its affiliates) of Shares pursuant to the Merger Agreement was fair from a financial point of view to such holders, as more fully described below in the section entitled “—Opinions of Dermira’s Financial Advisors—Opinion of Citigroup Global Markets Inc.;” and

•
the opinion of SVB Leerink to the effect that, as of the date of SVB Leerink’s opinion, and based upon and subject to the assumptions made and limitations upon the review undertaken by SVB Leerink in preparing its opinion, the $18.75 per Share in cash to be paid to the holders of Shares (other than Excluded Shares as defined in SVB Leerink’s opinion) pursuant to the terms of the Merger Agreement was fair, from a financial point of view, to such holders, as more fully described in the section entitled “—Opinions of Dermira’s Financial Advisors—Opinion of SVB Leerink LLC.”

Prospects of Dermira
The Board considered Dermira’s current and historical business, financial condition, results of operations, competitive position, strategic alternatives and financial prospects, as well as Dermira’s long-term business plan and prospects if it were to remain an independent public company, including:

•	the risks faced by Dermira as an independent public company, including:

•
Cost of and Need for Additional Capital. Dermira’s financial position, anticipated operating expenses and the need to raise substantial additional capital to fund development of lebrikizumab and bring lebrikizumab through clinical trials and potential commercialization, including Dermira’s obligation to make milestone and royalty payments to Roche in connection with lebrikizumab, to further commercialize QBREXZA and to continue operating its business, and the financial constraints on Dermira’s ability to pursue these activities if such financing were not available. In addition, the Board reviewed Dermira’s current levels of indebtedness, which include convertible senior notes in aggregate principal amount of $287.5 million, which mature on May 15, 2022, and term loans under Dermira’s secured debt facility with Athyrium Partners in aggregate principal amount of $75.0 million, which mature on December 3, 2023, and the need to raise additional capital to repay or refinance this indebtedness. The Board also considered the risk that equity or debt capital may not be available on acceptable terms, if at all, and considered the uncertain cost of that capital and the substantial dilution that could result to existing Dermira stockholders from equity financing.

•
Risks Related to Dermira’s Phase 3 Clinical Development Program for Lebrikizumab. The length of time, cost and related risks concerning the successful development and regulatory approval of Dermira’s lebrikizumab product candidate, including the risks that its Phase 3 clinical trial could take longer than expected and may have results that, even if positive, may not indicate a product profile that would be competitive with other products for the treatment of moderate-to-severe atopic dermatitis.

•
Product Launch and Commercialization Risks for Lebrikizumab. The significant risks, uncertainties, and costs of preparing to launch and commercialize lebrikizumab. As an emerging biopharmaceutical company with a limited commercial team and small employee base, launching a new product and related commercialization would require further building out of Dermira’s commercialization infrastructure, including its sales, production and distribution capabilities, which would require training and retaining additional sales personnel, scaling manufacturing capabilities and managing logistics for distribution to wholesalers, distributors, pharmacies, hospitals and other drug suppliers that would eventually distribute the product to patients, all of which would involve significant risks of execution, and be costly and time-consuming.

•
Reliance on QBREXZA as Dermira’s Only Approved Product. The uncertain commercial outlook for QBREXZA, which is currently Dermira’s only FDA-approved product and became available in pharmacies in the United States on October 1, 2018. The commercial outlook for QBREXZA depends on a number of factors, including the effectiveness of Dermira’s sales team, marketing and advertising spend, physician and patient adoption, patients’ access to QBREXZA from insurers without undue restriction and Dermira’s ability to scale manufacturing and distribution capabilities.

•
Dermira’s Current Investigational Pipeline. The Board considered the status of and prospects for Dermira’s current investigational pipeline of programs that are not yet in clinical trials, the potential cost of these programs and the facts that these early-stage pipeline programs may not result in product candidates, that any clinical trials of these pipeline programs may not be successful, and that the FDA may not approve any such products.

•
Competitive Risks. Dermira’s competitive position in the biopharmaceutical industry and competitive risks, including potential future competition from larger and better funded companies which might have competitive advantages from their broader commercial scope and economies of scale in pricing. The Board also considered the competitive product landscape for lebrikizumab, where there is one biologic product on the market and numerous mid-to-late-stage product candidates in development for the treatment of moderate-to-severe atopic dermatitis, including late-stage product candidates that may achieve regulatory approval and be commercialized by companies substantially larger than Dermira prior to the potential approval and commercialization of lebrikizumab, as well as mid-stage product candidates that could demonstrate product profiles superior to that of lebrikizumab, thereby requiring lebrikizumab to demonstrate results in its Phase 3 program that would enable it to have a competitive product profile and to achieve market acceptance.

•
Employee Retention and Hiring. Dermira’s need to retain its senior management and employees, and Dermira’s need to recruit, retain and motivate qualified executives and other key employees amid intense hiring competition for such qualified individuals, including from larger competitors, and the cash impact of competitive compensation packages and dilution resulting from equity-based incentive compensation.

•
the Board’s belief, after a comprehensive exploration of the above considerations, that the completion of the Offer and the consummation of the Transactions represents Dermira’s best reasonably available alternative for maximizing stockholder value.

Strategic Alternatives
The Board considered the other strategic alternatives available to Dermira, including:

•	the alternative of remaining an independent company;

•
the possibility of other parties making an offer to acquire Dermira, including the timing and likelihood of such an offer, and the terms of the Merger Agreement allowing Dermira to terminate the Merger Agreement to enter into an alternative transaction as described below;

•
the fact that Dermira engaged in a strategic process in which Dermira, together with Citi and SVB Leerink at Dermira’s direction, contacted 12 other parties that Dermira believed would be capable of, and potentially interested in, an acquisition of Dermira, most of which declined to participate in the process, and all of which indicated, prior to execution of the Merger Agreement, that they would not be making an offer to acquire Dermira, in some cases due to the substantial capital required to develop and commercialize lebrikizumab, the payments that would be due to Roche in connection with the commercialization of lebrikizumab, the ability of lebrikizumab to demonstrate a differentiated product profile in the context of the competitive landscape for the treatment of moderate-to-severe atopic dermatitis, and that Lilly was the only potential acquirer that submitted a proposal to acquire Dermira; and

•
the Board's belief that continuing to pursue a collaboration transaction for lebrikizumab was unlikely to result in greater value to Dermira’s stockholders based on (1) the extensive process that had been conducted to solicit such a transaction in 2019, in which Dermira contacted 18 parties that Dermira believed would be capable of, and potentially interested in, such a transaction, and the fact that this process resulted in the receipt of only one such proposal, which the Board did not consider attractive; and (2) that an agreement with a licensing party, if achieved, would continue to involve significant risks and uncertainties, including the risks related to lebrikizumab development, clinical trials and regulatory approval described above as well as risks related to the party's commitment and capability to effectively commercialize the licensed product and to generate significant future revenues for Dermira.
Speed and Likelihood of Consummation
The Board considered the likelihood that the Transactions would be consummated in a timely manner, including the following:

•
the Transaction is structured as a two-step transaction under Section 251(h) of the DGCL, potentially enabling Dermira’s stockholders to receive the Offer Price pursuant to the Offer in a relatively short time frame, followed promptly by the Merger in which Dermira’s stockholders who do not tender in the Offer will receive the same price per Share as is paid in the Offer, and that such relatively short time frame would be expected to reduce the uncertainty and potential disruption to Dermira’s business pending the closing of the Merger;

•
the likelihood that the Offer and the Merger would be consummated in a timely and orderly manner as a result of a number of factors, including (1) the Offer Price as compared to recent trading prices of the Shares, and the certainty of value to Dermira’s stockholders presented by the Offer; (2) the business reputation and significant financial resources of Lilly and willingness of Lilly to consummate the Offer; (3) Lilly’s track record of completing acquisition transactions; (4) the fact that the Offer is not subject to any financing condition; (5) the nature of the conditions to the Offer and Merger, including the definition of “Company Material Adverse Effect” in the Merger Agreement, provide a high degree of likelihood that the Offer and Merger will be consummated; and (6) Dermira’s ability to specifically enforce Lilly’s obligations under the Merger Agreement, including Lilly’s obligations to consummate the Offer and Merger, and Dermira’s ability to seek damages upon any willful and material breach by Lilly or Purchaser of the Merger Agreement; and

•
the Board’s belief, following consultation with its legal advisors, that the Transactions presented a limited risk of not achieving regulatory clearance or having a delay in the consummation of the Transactions due to regulatory review.

Merger Agreement Terms
The Board considered the terms in the Merger Agreement, including:

•
the fact that, although Dermira is prohibited from soliciting any acquisition proposal, the Merger Agreement permits the Board, subject to compliance with certain procedural requirements (including that the Board determine in good faith, after consultation with its financial advisors and outside legal counsel, that an unsolicited acquisition proposal constitutes, or could reasonably be expected to lead to, a “superior proposal” and that the failure to take such action would be inconsistent with the fiduciary duties of the Board under applicable law), (1) to furnish information with respect to Dermira to a person making such unsolicited acquisition proposal and (2) to participate in discussions or negotiations with the person making such unsolicited acquisition proposal;

•
Dermira’s ability to terminate the Merger Agreement in order to enter into an alternative transaction that the Board determines to be a “superior proposal,” subject to certain conditions set forth in the Merger Agreement (including Lilly’s right to have an opportunity to revise the terms of the Merger Agreement) and Dermira’s obligation to pay the termination fee of $40.0 million; and

•
the Board’s belief, after discussion with its advisors, that the termination fee of $40.0 million was reasonable in light of the negotiation process that led to the execution of the Merger Agreement, as well as of the terms of the Merger Agreement itself, and was necessary to induce Lilly to enter into the Merger

Agreement. The Board believed that the termination fee would not likely deter or preclude another party with a strategic interest in Dermira and financial resources sufficient to consummate an alternative acquisition transaction with Dermira, were one to exist, from making a competing proposal for Dermira and would likely only be required to be paid in the event that the Board entered into a transaction more financially favorable to the Dermira stockholders than the Offer.
General Matters
The Board considered a number of other factors related to the Transactions, including:

•
the availability of statutory appraisal rights under the DGCL for the holders of Shares who do not tender their Shares in the Offer and who otherwise comply with the required procedures under the DGCL;

•
the fact that resolutions approving the Merger Agreement were unanimously approved by the Board, which is comprised of a majority of independent directors who are neither affiliated with Lilly nor employees of Dermira, and which retained and received advice from Fenwick & West and Citi and SVB Leerink in evaluating, negotiating and recommending the terms of the Merger Agreement;

•	the interest of Dermira’s executive officers and directors in the Transactions that may be different from, or additive to, those of Dermira’s stockholders generally;

•
the fact that each of Bay City Capital Fund V, L.P., Bay City Capital Fund V Co-Investment Fund, L.P., Bay City Capital, LLC, New Enterprise Associates 13, L.P. and NEA Ventures 2011, Limited Partnership, who collectively held approximately 12.8% of the outstanding Shares as of January 9, 2020, supports the transaction with Lilly and agreed to enter into the Offer and Tender and Support Agreement after arms-length negotiation; and

•
the requirement that the Transactions will only occur if the holders of a majority of Dermira’s Shares tender their Shares in the Offer, providing Dermira’s stockholders with the ability to approve or disapprove of the Transactions.

The Board also considered a number of uncertainties, risks and potentially negative factors in its deliberations concerning the Merger and the other Transactions, including the following (not necessarily in order of relative importance):

•
the fact that the Offer Price, while providing relative certainty of value, would not allow Dermira’s stockholders to participate in the possible growth and profits of Dermira following the completion of the Transactions, including positive outcomes in the clinical trials, FDA approval process and commercialization of lebrikizumab and any other research and development programs, and potential growth in sales and revenues from sales of QBREXZA, each of which could result if Dermira had remained independent, in future prices for the Shares in excess of the Offer Price;

•
the fact that the Offer Price represented a premium of approximately 2% to the closing price of Dermira’s common stock as of January 9, 2020, the last full trading day prior to the Board’s approval of the Merger Agreement;

•
the non-solicitation provisions of the Merger Agreement that restrict Dermira’s ability to solicit or, subject to certain exceptions, engage in discussions or negotiations with third parties regarding a proposal to acquire Dermira, and the fact that, upon termination of the Merger Agreement under certain specified circumstances, Dermira will be required to pay a termination fee of $40.0 million, which could have the effect of discouraging alternative proposals for a business combination with Dermira or adversely affect the valuation that might be proposed by a third party;

•
the costs involved in connection with entering into and completing the Transactions and related actions, the time and effort of Dermira’s management and certain other employees required to complete the Transactions and the related actions, and the related disruptions or potential disruptions to Dermira’s business operations and future prospects, including its relationships with its employees, suppliers and partners and others that do business or may do business in the future with Dermira;

•
the terms of the Merger Agreement, including the operational restrictions imposed on Dermira between signing and closing (which may delay or prevent Dermira from undertaking business opportunities that may arise pending the completion of the Transactions or any other action Dermira would otherwise take with respect to the operations of Dermira absent the pending Merger);

•	the potential stockholder and other lawsuits that may be filed in connection with the Merger Agreement and the contemplated Transactions;

•	the fact that all conditions to the parties’ obligations to complete the Offer or the Merger must be satisfied or waived;

•	the fact that the consideration paid in the Transactions would be taxable to Dermira’s stockholders that are U.S. holders for U.S. federal income tax purposes; and

•	the risk that the proposed Transactions might not be completed and the effect of a resulting public announcement of the termination of the Merger Agreement on:

•
the market price of the Shares, which could be adversely affected by many factors, including (1) the reason the Merger Agreement was terminated and whether such termination results from factors adversely affecting Dermira; (2) the possibility that the marketplace would consider Dermira to be an unattractive acquisition candidate; and (3) the possible sale of the Shares by short-term investors following the announcement of termination of the Merger Agreement;

•	Dermira’s operating results, particularly in light of the costs incurred in connection with the Transactions, including the potential requirement to pay a termination fee;

•	the ability to attract and retain key personnel and other employees; and

•	the relationships with Dermira’s employees, suppliers, partners and others that do business or may do business in the future with Dermira.
During its consideration of the Merger Agreement and the other Transactions, the Board also was aware of the fact that some of Dermira’s directors and executive officers have interests in the Merger that differ from or are additive to their interests as those of Dermira’s stockholders generally, which interests are described under the caption entitled “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of Dermira.”
The foregoing discussion is not meant to be exhaustive, but summarizes the material factors considered by the Board in its consideration of the Merger Agreement, the Offer, the Merger and the other Transactions. After considering these and other factors, the Board concluded that the potential benefits of the Merger Agreement, the Offer, the Merger and the other Transactions outweighed the uncertainties and risks. In view of the variety of factors considered by the Board and the complexity of these factors, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the foregoing factors in reaching its determination and recommendations. Moreover, each member of the Board applied his or her own personal business judgment to the process and may have assigned different weights to different factors. The Board unanimously approved the Merger Agreement, the Offer, the Merger and the other Transactions, and recommended that Dermira’s stockholders tender their Shares in the Offer.

Executive Officer and Director Arrangements Following the Merger
As of the date of the Merger Agreement and as of the date of this Schedule 14D-9, none of Dermira’s current directors or executive officers have entered into, or committed to enter into, any arrangements or other understandings with Lilly, Purchaser or their respective affiliates regarding continued service with the Surviving Corporation or any of its subsidiaries from and after the Effective Time. It is possible that Lilly, Purchaser or their respective affiliates may enter into employment or other arrangements with Dermira’s management in the future.
Opinions of Dermira’s Financial Advisors
Opinion of Citigroup Global Markets Inc.
Dermira retained Citi as one of its financial advisors in connection with the Transactions. In connection with Citi’s engagement, Dermira requested that Citi evaluate the fairness, from a financial point of view, of the per Share consideration to be received in the Transactions by holders of the Shares (other than Lilly and its affiliates). On January 9, 2020, at a meeting of the Board held to evaluate the Transactions, Citi delivered to the Board an oral opinion, confirmed by delivery of a written opinion dated as of January 10, 2020, to the effect that, as of that date and based on and subject to various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken by Citi as set forth in its written opinion, the per Share consideration to be received in the Transactions by holders of the Shares was fair, from a financial point of view, to such holders.
The full text of Citi’s written opinion, dated as of January 10, 2020, to the Board, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken by Citi in rendering its opinion, is attached hereto as Annex A and is incorporated herein by reference in its entirety. The summary of Citi’s opinion set forth below is qualified in its entirety by reference to the full text of Citi’s opinion. Citi’s opinion was provided for the information of the Board (in its capacity as such) in connection with its evaluation of the per Share consideration from a financial point of view and did not address any other terms, aspects or implications of the Transactions. Citi expressed no view as to, and its opinion does not address, the underlying business decision of Dermira to effect the Transactions, the relative merits of the Transactions as compared to any alternative business strategies that might exist for Dermira or the effect of any other transaction in which Dermira might engage. Citi’s opinion is not intended to be and does not constitute a recommendation as to whether any stockholder should tender Shares in the Offer or how any stockholder should vote or act on any matters relating to the Transactions or otherwise.
In arriving at its opinion, Citi:

•	reviewed the Merger Agreement;

•	held discussions with certain senior officers, directors and other representatives and advisors of Dermira concerning the business, operations and prospects of Dermira;

•	examined certain publicly available business and financial information relating to Dermira;

•	examined the Projections and other information and data relating to Dermira provided to Citi, or discussed with Citi, by Dermira’s management;

•
reviewed the financial terms of the Transactions as set forth in the Merger Agreement in relation to, among other things, the current and historical market prices and trading volumes of the Shares, Dermira’s historical and projected earnings and other operating data, and Dermira’s capitalization and financial condition; and

•	conducted such other analyses and examinations and considered such other information and financial, economic and market criteria as Citi deemed appropriate in arriving at its opinion.

In rendering its opinion, Citi assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with Citi and upon the assurances of Dermira’s management that they were not aware of any relevant information that was omitted or that remained undisclosed to Citi. With respect to the Projections and other information and data provided to or otherwise reviewed by or discussed with Citi relating to Dermira, Citi was advised by Dermira’s management that such Projections and other information and data relating to Dermira were reasonably prepared on bases reflecting the best currently available estimates and judgments of Dermira’s management as to the future financial performance of Dermira. As described in the section entitled “—Background of the Merger Agreement,” in connection with its engagement and at the direction of Dermira, Citi was requested to approach, and held discussions with, selected third parties to solicit indications of interest in the possible acquisition of Dermira.
Citi did not make, and was not provided with, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Dermira and Citi did not make any physical inspection of the properties or assets of Dermira. Citi assumed, with Dermira’s consent, that the Transactions would be consummated in accordance with their terms, without waiver, modification or amendment of any material term, condition or agreement, and that, in the course of obtaining the necessary regulatory or third-party approvals, consents, releases and waivers for the Transactions, no delay, limitation, restriction or condition would be imposed that would have an adverse effect on Dermira or the Transactions.
Citi expressed no view as to, and its opinion does not address, the fairness (financial or otherwise) of the amount or nature or any other aspect of any compensation to any officers, directors or employees of any parties to the Transactions, or any class of such persons, relative to the per Share consideration. Citi’s opinion was necessarily based on information available to it, and financial, stock market and other conditions and circumstances existing, as of the date of its opinion. The issuance of Citi’s opinion was authorized by Citi’s fairness opinion committee.
Opinion of SVB Leerink LLC
Dermira retained SVB Leerink as one of its financial advisors in connection with the Transactions. In connection with this engagement, the Board requested that SVB Leerink evaluate the fairness, from a financial point of view, to the holders of Shares (other than any Share that (1) is owned by Dermira or Dermira’s subsidiary immediately prior to the Effective Time of the Merger; (2) was owned by Lilly, Purchaser or any subsidiary of Lilly at the commencement of the Offer and is owned by Lilly, Purchaser or any subsidiary of Lilly immediately prior to the Effective Time of the Merger; (3) is held by a holder who is entitled to and properly demands appraisal of such Share in accordance with Section 262 of the DGCL; or (4) is held by any affiliate of Lilly; the Shares described in (1) through (4) are referred to in this summary of SVB Leerink’s opinion as “Excluded Shares”) of the consideration of $18.75 per Share proposed to be paid to such holders in the Offer and the Merger pursuant to the terms of the Merger Agreement (which is referred to in this summary of SVB Leerink’s opinion as the “Consideration”).
On January 9, 2020, SVB Leerink rendered to the Board its oral opinion, which was subsequently confirmed by delivery of a written opinion dated January 9, 2020 that, as of such date and based upon and subject to the assumptions made and limitations upon the review undertaken by SVB Leerink in preparing its opinion, the Consideration to be paid to the holders of Shares (other than Excluded Shares) pursuant to the terms of the Merger Agreement was fair, from a financial point of view, to such holders.
The full text of SVB Leerink’s written opinion, dated January 9, 2020, which describes the assumptions made and limitations upon the review undertaken by SVB Leerink in preparing its opinion, is attached as Annex B and is incorporated herein by reference. The summary of the written opinion of SVB Leerink set forth below is qualified in its entirety by the full text of SVB Leerink’s written opinion attached hereto as Annex B. SVB Leerink’s financial advisory services and opinion were provided for the information and assistance of the Board (in their capacity as directors and not in any other capacity) in connection with and for purposes of the Board’s consideration of the Transactions and SVB Leerink’s opinion addressed only the fairness, from a financial point of view, as of the date thereof, to the holders of Shares (other than Excluded Shares) of the Consideration to be paid to such holders pursuant to the terms of the Merger Agreement. SVB Leerink’s opinion did not address any other term or aspect of the Merger Agreement or the Transactions and does not constitute a recommendation to any stockholder of Dermira as to whether or not such holder should tender Shares in connection with the Offer, or how such stockholder should vote (if applicable) with respect to the Merger or otherwise act with respect to the Transactions or any other matter.
The full text of SVB Leerink’s written opinion should be read carefully in its entirety for a description of the assumptions made and limitations upon the review undertaken by SVB Leerink in preparing its opinion.
In connection with rendering the opinion described above and performing its related financial analyses, SVB Leerink reviewed, among other things:

•	a draft of the Merger Agreement, dated January 9, 2020;

•	Dermira’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, as filed by Dermira with the SEC;

•	Dermira’s Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2019, June 30, 2019 and September 30, 2019, as filed by Dermira with the SEC;

•	certain Current Reports on Form 8-K, as filed by Dermira with, or furnished by Dermira to, the SEC;

•	certain publicly available research analyst reports for Dermira;

•	certain other communications from Dermira to its stockholders; and

•
certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of Dermira, including certain financial forecasts, analyses and projections relating to Dermira prepared by management of Dermira and furnished to SVB Leerink by Dermira for purposes of SVB Leerink’s analysis, as described further in the section entitled “—Certain Unaudited Prospective Financial Information of Dermira,” which are referred to in this summary of SVB Leerink’s opinion as the “Forecast,” and which are collectively referred to in this summary of SVB Leerink’s opinion as the “Internal Data.”

SVB Leerink also conducted discussions with members of the senior management and representatives of Dermira regarding their assessment of the Internal Data. In addition, SVB Leerink reviewed publicly available financial and stock market data for Dermira and conducted such other financial studies and analyses and took into account such other information as SVB Leerink deemed appropriate.
SVB Leerink assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by SVB Leerink for purposes of its opinion and, with Dermira’s consent, SVB Leerink relied upon such information as being complete and accurate. In that regard, SVB Leerink assumed, at Dermira’s direction, that the Internal Data (including, without limitation, the Forecast) was reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Dermira as to the matters covered thereby and SVB Leerink relied, at Dermira’s direction, on the Internal Data for purposes of SVB Leerink’s analysis and opinion. SVB Leerink expressed no view or opinion as to the Internal Data or the assumptions on which it was based. In addition, at Dermira’s direction, SVB Leerink did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of Dermira, nor was SVB Leerink furnished with any such evaluation or appraisal, and SVB Leerink was not asked to conduct, and did not conduct, a physical inspection of the properties or assets of Dermira. SVB Leerink assumed, at Dermira’s direction, that the final executed Merger Agreement would not differ in any respect material to SVB Leerink’s analysis or opinion from the last draft of the Merger Agreement reviewed by SVB Leerink. SVB Leerink also assumed, at Dermira’s direction, that the Transactions would be consummated on the terms set forth in the Merger Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to SVB Leerink’s analysis or SVB Leerink’s opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transactions, no delay, limitation, restriction, condition or other change would be imposed, the effect of which would be material to SVB Leerink’s analysis or SVB Leerink’s opinion. SVB Leerink did not evaluate and did not express any opinion as to the solvency or fair value of Dermira, or the ability of Dermira to pay its obligations when they come due, or as to the impact of the Transactions on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. SVB Leerink is not a legal, regulatory, tax or accounting advisor, and SVB Leerink expressed no opinion as to any legal, regulatory, tax or accounting matters.
SVB Leerink’s opinion expressed no view as to, and did not address, Dermira’s underlying business decision to proceed with or effect the Transactions, or the relative merits of the Transactions as compared to any alternative business strategies or transactions that might be available to Dermira or in which Dermira might engage. SVB Leerink’s opinion was limited to and addressed only the fairness, from a financial point of view, as of the date of SVB Leerink’s written opinion, to the holders of the Shares (other than Excluded Shares) of the Consideration to be paid to such holders pursuant to the terms of the Merger Agreement. SVB Leerink was not asked to, and SVB Leerink did not, express any view on, and its opinion did not address, any other term or aspect of the Merger Agreement or the Transactions, including, without limitation, the structure or form of the Transactions, or any other agreements or arrangements contemplated by the Merger Agreement or entered into in connection with or otherwise contemplated by the Transactions, including, without limitation, the fairness of the Transactions or any other term or aspect of the Transactions to, or any consideration to be received in connection therewith by, or the impact of the Transactions on, the holders of any other class of securities, creditors or other constituencies of Dermira or any other party. In addition, SVB Leerink expressed no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of Dermira, or class of such persons in connection with the Transactions, whether relative to the Consideration to be paid to the holders of the Shares (other than the Excluded Shares) pursuant to the terms of the Merger Agreement or otherwise. SVB Leerink’s opinion was necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to SVB Leerink as of, the date of its written opinion, and SVB Leerink does not have any obligation or responsibility to update, revise or reaffirm its opinion based on circumstances, developments or events occurring after the date of SVB Leerink’s written opinion. SVB Leerink’s opinion does not constitute a recommendation to any stockholder of Dermira as to whether or not such holder should tender Shares in connection with the Offer, or how such stockholder should vote (if applicable) with respect to the Merger or otherwise act with respect to the Transactions or any other matter. SVB Leerink’s financial advisory services and its opinion were provided for the information and assistance of the Board (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transactions. The issuance of SVB Leerink’s opinion was approved by the SVB Leerink LLC Fairness Opinion Review Committee.
Summary of Financial Analyses by Citigroup Global Markets Inc. and SVB Leerink LLC
The summary below of the financial analyses of Citi and SVB Leerink is not a complete description of the respective opinions of Citi and SVB Leerink or the underlying analyses, or of the factors considered in connection with, the respective opinions of Citi and SVB Leerink. The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to partial analysis or summary description. Each of Citi and SVB Leerink arrived at its opinion based on the results of all analyses undertaken by it and factors assessed as a whole, and it did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis for purposes of its opinion. Accordingly, each of Citi and SVB Leerink believes that its analyses must be considered as a whole and that selecting portions of such analyses and factors, without considering all analyses and factors, could create a misleading or incomplete view of the processes underlying such analyses and such firm’s opinion.
In its respective analyses, each of Citi and SVB Leerink considered industry performance, general business, economic, market and financial conditions and other matters existing as of the date of its opinion, many of which are beyond the control of Dermira. An evaluation of these analyses is not entirely mathematical; rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the results of any particular analysis.
The estimates contained in the respective analyses of Citi and SVB Leerink and the valuation ranges resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by such analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold or acquired. Accordingly, the estimates used in, and the results derived from, the respective analyses of Citi and SVB Leerink are inherently subject to substantial uncertainty.
Neither Citi nor SVB Leerink was requested to, and each of them did not, recommend or determine the specific consideration payable in the Transactions. The type and amount of consideration payable in the Transactions was determined through negotiations between Dermira and Lilly and Dermira’s decision to enter into the Merger Agreement was solely that of the Board. The respective opinions of Citi and SVB Leerink were only two of many factors considered by the Board in its evaluation of the Transactions and should not be viewed as determinative of the views of the Board or the management of Dermira with respect to the Transactions, the per Share consideration or any other aspect of the transactions contemplated by the Merger Agreement.
The following is a summary of the material financial analyses reviewed with the Board and performed by Citi and SVB Leerink in connection with their respective opinions, each of which were delivered verbally to the Board on January 9, 2020 and confirmed in their respective written opinions, dated January 10, 2020 in the case of Citi, and dated January 9, 2020 in the case of SVB Leerink. The summary set forth below does not purport to be a complete description of the financial analyses performed by, and underlying the respective opinions of, Citi and SVB Leerink. Future results may be different from those described and such differences may be material. For purposes of the analyses described below, each of Citi and SVB Leerink was directed to rely upon the Projections.
Discounted Cash Flow Analysis of Citi. Citi performed a discounted cash flow analysis of Dermira based on estimates of after tax unlevered free cash flow of Dermira, which were provided by Dermira as described, and defined, in the section entitled “—Certain Unaudited Prospective Financial Information of Dermira,” to calculate a range of implied equity values per Share as of December 31, 2019. In performing the discounted cash flow analysis, Citi applied a range of discount rates of 11.3% to 14.1% derived from a weighted average cost of capital calculation for Dermira that Citi performed utilizing the capital asset pricing model with inputs that Citi determined were relevant based on publicly available data and Citi’s professional judgment, including target capital structure, unlevered asset betas for certain companies deemed by Citi to be comparable to Dermira, and the equity market risk premium and yields for U.S. treasury notes (which inputs Citi determined based on publicly available data and Citi’s professional judgment), to (1) after tax unlevered free cash flows expected to be generated by Dermira through December 31, 2034 and (2) terminal values using a range of perpetuity growth rates of negative 30.00% to negative 20.00%, which were estimated in consultation with Dermira’s management. This analysis resulted in a range of implied estimated values of approximately $7.25 to $15.25 per Share, taking into account an assumed net debt position (indebtedness minus cash and cash equivalents) provided by Dermira of approximately $63.2 million as of December 31, 2019, and based on the fully diluted shares outstanding of Dermira (using the treasury method) as of January 9, 2020, as provided by Dermira.
Discounted Cash Flow Analysis of SVB Leerink. SVB Leerink performed a discounted cash flow analysis of Dermira based on estimates of after tax unlevered free cash flow of Dermira, which were provided by Dermira as described, and defined, in the section entitled “—Certain Unaudited Prospective Financial Information of Dermira,” to calculate a range of implied equity values per Share as of December 31, 2019. In performing the discounted cash flow analysis, SVB Leerink applied a range of discount rates of 11.0% to 13.0% derived from a weighted average cost of capital calculation for Dermira, which SVB Leerink performed utilizing the capital asset pricing model with inputs that SVB Leerink determined were relevant based on publicly available data and SVB Leerink’s professional judgment, including target capital structure, after-tax cost of debt of 8.5%, levered and unlevered betas for certain companies deemed by SVB Leerink to be comparable to Dermira, and the equity market risk premium and yields for U.S. treasury notes (which inputs SVB Leerink determined based on publicly available data and SVB Leerink’s professional judgment), to (1) after tax unlevered free cash flows expected to be generated by Dermira through December 31, 2034 and (2) terminal values using a range of perpetuity growth rates of negative 30.00% to negative 20.00%, which were estimated in consultation with Dermira’s management. This analysis resulted in a range of implied estimated values of approximately $9.50 to $16.00 per Share, taking into account an assumed net debt position provided by Dermira of approximately $63.2 million as of December 31, 2019, and based on the fully diluted shares outstanding of Dermira (using the treasury method) as of January 9, 2020, as provided by Dermira.
Summary of Additional Factors Observed by Citigroup Global Markets Inc. and SVB Leerink LLC
Citi and SVB Leerink observed certain additional factors that were not considered part of Citi’s or SVB Leerink’s financial analysis with respect to their respective opinions but were noted for reference purposes, including the following:

•
premiums paid in 11 selected therapeutics-focused biopharma transactions involving all cash consideration announced since 2016 with transaction values between $500.0 million and $2.0 billion involving U.S. publicly traded companies, which ranged from (1) 20% to 159% (with a median of 59% and a mean of 61%) above the unaffected share price of the applicable target company on the last trading day prior to announcement of the transaction or prior to media reports of a potential transaction, as applicable; and (2) 31% to 139% (with a median of 66% and a mean of 68%) above the unaffected share price of the applicable target company 30 days prior to announcement of the transaction or prior to media reports of a potential transaction, as applicable. Citi and SVB Leerink applied a range of one-day unaffected premiums of 37% to 70%, representing the 25th and 75th percentiles of the one-day unaffected premium sample, respectively, to the closing price of the Shares on January 9, 2020 to derive a range of implied equity values of approximately $25.09 to $31.25 per Share, taking into account an assumed net debt position provided by Dermira of approximately $63.2 million as of December 31, 2019. Citi and SVB Leerink also applied a range of 30-day unaffected premiums of 44% to 82%, representing the 25th and 75th percentiles of the 30-day unaffected premium sample, respectively, to the closing price of the Shares on December 11, 2019 to derive a range of implied equity values of approximately $14.43 to $18.22 per Share, taking into account an assumed net debt position provided by Dermira of approximately $63.2 million as of December 31, 2019;

•
one-year forward stock price targets for the Shares as reflected in seven publicly available Wall Street research analysts’ reports published within the 90 days prior to January 9, 2020, which indicated a target stock price range (discounted to present value utilizing a midpoint cost of equity of 11.7%) of approximately $13.43 to $25.97 per Share; and

•	historical trading prices of the Shares during the 52-week period ended January 9, 2020, which reflected low to high closing prices for the Shares during such period of $5.31 to $18.34 per Share.
Miscellaneous
Citigroup Global Markets Inc.
Dermira has agreed to pay Citi for its services in connection with the Transactions an aggregate fee of approximately $15.34 million, $2.0 million of which became payable upon delivery of Citi’s opinion, and the remainder of which is contingent upon the consummation of the Transactions. In addition, Dermira has agreed to reimburse Citi for certain expenses incurred by Citi in performing its services, including fees and expenses of counsel, and to indemnify Citi and related parties against certain liabilities, including liabilities under federal securities laws, arising out of Citi’s engagement.
As the Board was aware, Citi and its affiliates in the past have provided, and currently provide, services to Dermira unrelated to the Transactions, for which services Citi and its affiliates have received and expect to receive compensation, including, without limitation, during the two-year period prior to the date of its opinion, having acted as lead bookrunner on Dermira’s $150.0 million follow-on equity offering completed in March 2019. Citi and its affiliates received during such two-year period aggregate fees of approximately $2.9 million from Dermira for investment banking services unrelated to the Transactions.
As the Board was also aware, Citi and its affiliates in the past have provided, and currently provide, a variety of liability management, underwriting, cash management, foreign exchange and trading services to Lilly and its affiliates unrelated to the Transactions, for which services Citi and its affiliates have received and expect to receive compensation, including, without limitation, during the two-year period prior to the date of its opinion, having acted as (1) lead dealer manager on liability management of Lilly’s $2.0 billion tender offer to purchase certain series of its outstanding notes in October 2019; (2) joint bookrunner on Lilly’s €1.6 billion notes issuance in October 2019; and (3) joint bookrunner on Elanco Animal Health, Inc.’s (“Elanco”) $2.0 billion senior notes offering in August 2018. Citi and its affiliates received during such two-year period aggregate fees of approximately $6.1 million from Lilly and its affiliates for the services noted above and additional fees for other investment banking services unrelated to the Transactions. Citi also provides in the ordinary course of its business lending services to Lilly and its affiliates, including, without limitation having acted as a lender under Lilly’s senior credit facility, with approximately $450.0 million of committed capital. Citi has also provided investment banking and lending services to Elanco, including acting as joint bookrunner on Elanco’s $1.74 billion initial public offering in September 2018, and acting as lender under Elanco’s senior credit facility, with approximately $142.0 million of committed capital. Citi also provides in the ordinary course of its business non-investment banking services to Lilly and its affiliates, such as foreign exchange, cash management and other treasury and trade solutions services. In connection with the Transactions, Lilly or its affiliates may draw down funds from an existing credit facility in which Citi or one of its affiliates acts as a lender, for which such entity would receive compensation.
In the ordinary course of its business, Citi and its affiliates may actively trade or hold the securities of Dermira, Lilly and their respective affiliates for Citi’s own account or for the account of its customers and, accordingly, may at any time hold a long or short position in such securities.
Dermira selected Citi to act as its financial advisor in connection with the Transactions based on Citi’s knowledge of the pharmaceutical industry, reputation, experience and familiarity with Dermira. Citi is an internationally recognized investment banking firm that regularly engages in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes.
SVB Leerink
SVB Leerink is a full-service securities firm engaged in securities trading and brokerage activities as well as investment banking and financial advisory services. SVB Leerink has provided certain investment banking services to Dermira from time to time, for which it has received compensation. SVB Leerink has not provided investment banking services to Lilly or received compensation for the rendering of such services. In addition, during the two-year period prior to the date of its opinion, SVB Leerink has not received compensation from Dermira for investment banking services, other than in connection with the Transactions as described below. In the ordinary course of business, SVB Leerink and its affiliates may, in the future, provide commercial and investment banking services to Dermira, Lilly or their respective affiliates and would expect to receive customary fees for the rendering of such services. In the ordinary course of SVB Leerink’s trading and brokerage activities, SVB Leerink or its affiliates have in the past and may in the future hold positions, for SVB Leerink’s own account or the accounts of SVB Leerink’s customers, in equity, debt or other securities of Dermira, Lilly or their respective affiliates. Consistent with applicable legal and regulatory requirements, SVB Leerink has adopted policies and procedures to establish and maintain the independence of its research department and personnel. As a result, SVB Leerink’s research analysts may hold views, make statements or investment recommendations and/or publish research reports with respect to Dermira, Lilly and the Transactions and other participants in the Transactions that differ from the views of SVB Leerink’s investment banking personnel.
Dermira Board selected SVB Leerink as a financial advisor in connection with the Transactions based on SVB Leerink’s longstanding relationship and familiarity with Dermira and its business, as well as its experience and expertise in the pharmaceutical industry. SVB Leerink is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Transactions.
In connection with SVB Leerink’s services as a financial advisor to Dermira, Dermira has agreed to pay SVB Leerink an aggregate fee estimated as of the announcement of the Transactions to be approximately $10.22 million, $1.0 million of which became payable upon the rendering of SVB Leerink’s opinion and the remainder of which is payable contingent upon consummation of the Transactions. In addition, Dermira has agreed to reimburse certain of SVB Leerink’s expenses arising, and to indemnify SVB Leerink against certain liabilities that may arise, out of SVB Leerink’s engagement. As previously described, in November 2019, Dermira engaged SVB Leerink to assist it in exploring a potential sale, licensing or other partnering transaction for QBREXZA. SVB Leerink received no compensation in connection with that engagement.
For information regarding the terms of Citi’s and/or SVB Leerink’s engagement as Dermira’s financial advisor, see the discussion below under the caption entitled “Item 5—Persons/Assets Retained, Employed, Compensated or Used.”

Certain Unaudited Prospective Financial Information of Dermira
Dermira does not, as a matter of course, publicly disclose forecasts or projections as to future performance, earnings or other financial results beyond the current fiscal year due to the inherent unpredictability of projections and their underlying assumptions and estimates. However, in connection with its strategic planning process and its evaluation of the Transactions, Dermira’s management prepared certain non-public unaudited financial analyses and forecasts as a standalone company (“Projections”), which (1) assume that Dermira self-funds the continued development, regulatory approval, manufacturing, sales and marketing of lebrikizumab in the United States (and finances this with the proceeds of multiple equity financings, raising in aggregate $1.125 billion over the period of the Projections), rather than entering into a global collaboration or additional regional transactions for lebrikizumab; (2) assume that Dermira’s current debt is not repaid and is refinanced in like amounts; (3) assume the receipt of milestone and royalty payments from Almirall; (4) assume milestone and royalty payments to Roche in respect of sales of lebrikizumab and to Rose U LLC (“Rose U”) or its assignees in respect of sales of QBREXZA; (5) do not include any revenue from sales of any products or indications other than lebrikizumab for atopic dermatitis and QBREXZA for primary axillary hyperhidrosis, or any material development, regulatory, manufacturing or sales or marketing costs associated with any such products or product development programs, including any resulting from Dermira’s other research and development programs; (6) are risk-adjusted to reflect Dermira’s management’s estimate of the probability of success of lebrikizumab; and (7) reflect a reallocation of significant planned expenses previously anticipated to be directed to sales and marketing of QBREXZA to instead support the development of lebrikizumab, and the effect of such reallocation on sales of QBREXZA. The Projections described below were provided to the Board and to Citi and SVB Leerink, but not to Lilly. Dermira has included the information set forth below solely to give Dermira’s stockholders access to certain Projections that were made available to the Board at the time of the evaluation of the Offer, the Merger Agreement and the Transactions, and to Citi and SVB Leerink in connection with the rendering of their fairness opinions to the Board as set forth in the section entitled “—Opinions of Dermira’s Financial Advisors,” and is not being included in this Schedule 14D-9 to influence a Dermira stockholder’s decision whether to tender Shares in the Offer or for any other purpose.
The table below presents a summary of the Projections for fiscal years ending December 31, 2020 through December 31, 2034 as prepared by Dermira’s management and reviewed by the Board. As more fully described below, the inclusion of this information in this Schedule 14D-9 should not be regarded as an indication that Dermira or any of its affiliates, advisors or representatives considered or consider such information to be predictive of actual future events, and such information should not be relied upon as such.
Forecasting the future cash flows associated with the development and commercialization of products in the clinical and early commercialization stages is a highly speculative endeavor. Although the Projections are presented with numerical specificity, they are based on numerous subjective judgments, assumptions and estimates related to future results that are inherently uncertain, including assumptions and estimates relating to Dermira’s ability to raise substantial amounts of capital in equity financing transactions in order to bring lebrikizumab through clinical trials, manufacturing and commercialization, to further commercialize QBREXZA and to continue operating Dermira’s business; the probability of success of Dermira’s development and FDA approval of lebrikizumab and the timing of regulatory approval and commercial launch of lebrikizumab; market demand for, and pricing of, lebrikizumab and QBREXZA; market size; market share; competition; reimbursement; distribution; estimated costs and expenses; contractual relationships; effective tax rate; utilization of net operating losses; and other relevant factors relating to Dermira’s long-term operating plan, as well as future economic, competitive and regulatory conditions and financial market conditions, all of which are difficult or impossible to predict and many of which are beyond Dermira’s control. The Projections also reflect assumptions as to certain business decisions and general economic conditions that are subject to change. As such, there can be no assurance that the Projections will be realized or that actual results will not be significantly higher or lower than those forecasted. In addition, because the information set forth above covers multiple years, by their nature, it becomes subject to greater uncertainty with each successive year. The foregoing is a summary of certain key assumptions and estimates and does not purport to be a comprehensive overview of all assumptions and estimates reflected in the Projections prepared by Dermira’s management.
The information set forth below was prepared by management for internal use and was not prepared with a view toward public disclosure. Accordingly, it does not necessarily comply with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for the preparation and presentation of financial forecasts, or accounting principles generally accepted in the United States (“GAAP”). Neither Dermira’s independent registered public accounting firm, nor any other independent accountants, have audited, reviewed, compiled or performed any procedures with respect to the information set forth above or expressed any opinion or any form of assurance related thereto. In addition, all of the items in the Projections set forth below are non-GAAP financial measures. Non-GAAP financial measures should not be considered as an alternative to operating income or net income as measures of operating performance, or as an alternative to cash flows as a measure of liquidity. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as used by Dermira may not be comparable to similarly titled amounts used by other companies. No reconciliation of non-GAAP measures in the information set forth below to GAAP measures was created or used in connection with the Transactions.
A summary of the Projections (dollars in millions) is set forth below:

Fiscal Year Ending December 31,(1)	2020E	2021E	2022E	2023E	2024E	2025E	2026E	2027E
Adjusted Net Revenue(2)	$59	$46	$67	$363	$577	$843	$1,029	$1,234
Adjusted Cost of Sales(3)	(7)	(7)	(7)	(67)	(110)	(170)	(217)	(267)
Adjusted Gross Profit(4)	$52	$39	$59	$296	$467	$674	$812	$967
Adjusted Gross Margin(5)	88%	85%	89%	82%	81%	80%	79%	78%
Adjusted Operating Expenses
Sales and Marketing(6)	(49)	(50)	(141)	(254)	(317)	(342)	(356)	(338)
General and Administrative(6)	(44)	(44)	(58)	(65)	(67)	(70)	(72)	(74)
Medical Affairs(6)	(11)	(16)	(33)	(40)	(40)	(41)	(28)	(29)
Research and Development(6)	(140)	(131)	(134)	(43)	(28)	(29)	(30)	(31)
Other(7)	—	—	(14)	(169)	(64)	(128)	—	—
Adjusted Total Operating Expenses(8)	(244)	(240)	(378)	(572)	(516)	(609)	(485)	(472)
EBIT(9)	$(192)	$(201)	$(319)	$(276)	$(50)	$64	$326	$495
(-) Tax Expense(10)	—	—	—	—	—	—	$(14)	$(21)
Effective Tax Rate(11)	—	—	—	—	—	—	4%	4%
NOPAT(12)	$(192)	$(201)	$(319)	$(276)	$(50)	$64	$313	$474
(+) Changes in Net Working Capital and Other Adjustments(13)	(2)	(18)	(48)	(38)	(40)	(38)	(25)	(28)
Unlevered Free Cash Flow(14)	$(194)	$(220)	$(366)	$(314)	$(89)	$26	$288	$446

Fiscal Year Ending December 31,(1)	2028E	2029E	2030E	2031E	2032E	2033E	2034E	Terminal Year(15)
Adjusted Net Revenue(2)	$1,357	$1,447	$1,519	$1,496	$1,508	$1,439	$1,427	$1,427
Adjusted Cost of Sales(3)	(304)	(326)	(343)	(336)	(335)	(316)	(309)	(309)
Adjusted Gross Profit(4)	$1,053	$1,121	$1,176	$1,160	$1,173	$1,123	$1,118	$1,118
Adjusted Gross Margin(5)	78%	77%	77%	78%	78%	78%	78%	78%
Adjusted Operating Expenses
Sales and Marketing(6)	(322)	(319)	(321)	(324)	(322)	(257)	(257)	—
General and Administrative(6)	(77)	(79)	(82)	(85)	(88)	(83)	(83)	—
Medical Affairs(6)	(29)	(30)	(31)	(31)	(32)	(26)	(26)	—
Research and Development(6)	(32)	(33)	(34)	(35)	(36)	(31)	(31)	—
Other(7)	—	—	—	—	—	—	—	—
Adjusted Total Operating Expenses(8)	(460)	(461)	(468)	(475)	(477)	(396)	(397)	(397)
EBIT(9)	$593	$660	$708	$685	$696	$727	$721	$721
(-) Tax Expense(10)	$(25)	$(28)	$(117)	$(142)	$(144)	$(153)	$(151)	$(151)
Effective Tax Rate(11)	4%	4%	17%	21%	21%	21%	21%	21%
NOPAT(12)	$568	$632	$591	$543	$551	$574	$570	$570
(+) Changes in Net Working Capital and Other Adjustments(13)	(21)	(13)	(11)	3	(2)	73	1	—
Unlevered Free Cash Flow(14)	$547	$619	$581	$546	$549	$648	$571	$570
__________________

(1)	Certain figures included in this table have been subject to rounding adjustments. Accordingly, figures shown as totals may not be the arithmetic aggregation of the figures that precede them.

(2)
Adjusted Net Revenue is a non-GAAP financial measure calculated by adjusting Net Revenue in each period to exclude revenue related to previously paid milestone payments that would be recognized in such period, and to include, as revenue in the applicable period, certain milestone payments as they become payable under the related agreement. Under GAAP, all or part of such revenue could be recognized in future periods.

(3)
Adjusted Cost of Sales (“COS”) is a non-GAAP financial measure calculated by adjusting COS to exclude the impact of (a) certain future milestone payments that are reflected in “Adjusted Operating Expenses—Other” and (b) costs associated with the manufacture of lebrikizumab commercial product prior to regulatory approval of lebrikizumab. COS includes (a) royalty payments to be made to Rose U or its assignees pursuant to a license of intellectual property related to QBREXZA and (b) royalty payments to be made to Roche pursuant to a license of intellectual property related to lebrikizumab.

(4)	Adjusted Gross Profit is a non-GAAP financial measure calculated as the difference between Adjusted Net Revenue and Adjusted COS.

(5)	Adjusted Gross Margin is a non-GAAP financial measure calculated by dividing Adjusted Gross Profit by Adjusted Net Revenue.

(6)
The presentation of Sales and Marketing expenses, General and Administrative expenses, Medical Affairs expenses and Research and Development expenses is non-GAAP, and each such expense reflects an allocation by function of Adjusted Operating Expenses (and in each case excludes stock-based compensation expense and depreciation expense).

(7)
Other expenses is a non-GAAP financial measure calculated by adjusting Acquired In-Process Research and Development expense to include milestone payments to be made to Roche related to the first commercial sale, and subsequent sales, of lebrikizumab.

(8)
Adjusted Total Operating Expenses is a non-GAAP financial measure calculated by adjusting Total Operating Expenses to exclude stock-based compensation expense and depreciation expense, and to include milestone payments to be made to Roche related to the first commercial sale, and subsequent sales, of lebrikizumab.

(9)	Earnings before Interest and Taxes (“EBIT”) is a non-GAAP financial measure calculated as the difference between Adjusted Gross Profit and Adjusted Total Operating Expenses.

(10)	Tax Expense is net of the utilization of net operating losses generated in the past and in years in which net losses are projected, which are applied to offset projected taxable income.

(11)	Effective Tax Rate is a non-GAAP financial measure calculated by dividing Tax Expense by EBIT.

(12)	Net Operating Profit After Tax (“NOPAT”) is a non-GAAP financial measure calculated as the difference between EBIT and Tax Expense.

(13)
Changes in Net Working Capital and Other Adjustments is a non-GAAP financial measure calculated each year as the sum of (a) 15% of the change in Adjusted Net Revenue from the prior year to such year, (b) depreciation expense, (c) amortization expense, (d) capital expenditures and (e) adjustments for lebrikizumab commercial product manufacturing costs. Depreciation expense, amortization expense and capital expenditures are assumed to fully offset each other.

(14)	Unlevered Free Cash Flow is a non-GAAP financial measure calculated as the difference between NOPAT and Changes in Net Working Capital and Other Adjustments.

(15)	Components underlying Adjusted Total Operating Expenses were not made available for the Terminal Year.
Neither Dermira nor any of its respective affiliates, advisors, officers, directors or representatives has made or makes any representation to any of Dermira’s stockholders or any other person regarding the ultimate performance of Dermira compared to the information set forth above, and Dermira’s future financial results may materially differ from those described above due to factors that are beyond management’s ability to control or predict. Dermira has made no representation to Lilly or Purchaser in the Merger Agreement or otherwise concerning the information set forth above, nor was such information provided to Lilly or Purchaser prior to entering into the Merger Agreement.
Important factors that may affect actual results and result in the Projections not being achieved include risks and uncertainties such as those relating to the availability of financing on acceptable terms, the design, implementation, enrollment and outcomes of Dermira’s Phase 3 clinical trials for lebrikizumab; the impact of competitive clinical trials, products and therapies; new competitors and technologies not currently foreseen; the future pricing and reimbursement environment for Dermira products; risks associated with product development; the outcomes of future meetings with regulatory agencies and risks relating to actions of regulatory authorities; Dermira’s dependence on third-party clinical research organizations, manufacturers, suppliers and distributors; market acceptance of Dermira’s current and potential products; the outcome of any significant legal proceedings; Dermira’s ability to attract and retain key employees; Dermira’s ability to maintain, protect and enhance its intellectual property; risks associated with current and potential future healthcare reforms; failure to identify and execute on business development and research and development opportunities; and failure to comply with its material contractual obligations and legal and regulatory requirements affecting Dermira’s business.
The information set forth above constitutes forward-looking statements, and are expressly qualified in their entirety by the risks and uncertainties identified above and the other risk factors and cautionary statements contained in Dermira’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, quarterly reports on Form 10-Q, including its Form 10-Q for the three months ended September 30, 2019, Current Reports on Form 8-K and subsequent reports. Please refer to the section entitled “Item 8. Additional Information-Forward Looking Statements.” In light of the foregoing factors and the uncertainties inherent in the information set forth above, Dermira’s stockholders and investors are cautioned not to place undue, if any, reliance on the information set forth above.
The information set forth above does not take into account any circumstances, transactions or events occurring after the dates on which it was prepared. Accordingly, actual results will differ, and may differ materially, from those contained in the information set forth above. There can be no assurance that the financial results in the information set forth above will be realized, or that future actual financial results will not materially vary from those in the information set forth above.
DERMIRA DOES NOT INTEND TO UPDATE OR OTHERWISE REVISE THE PROJECTIONS AND OTHER INFORMATION SET FORTH ABOVE TO REFLECT EVENTS OR CIRCUMSTANCES ARISING AFTER THE DATE WHEN MADE, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING SUCH PROJECTIONS ARE NO LONGER APPROPRIATE.

Intent to Tender
To the knowledge of Dermira, each executive officer and director of Dermira currently intends to tender all of his or her Shares in the Offer.
Item 5. Persons/Assets Retained, Employed, Compensated or Used
Pursuant to the terms of Citi’s and SVB Leerink’s engagement, Dermira has agreed to pay Citi and SVB Leerink a cash transaction fee (based on a percentage of the aggregate value of the Transactions) upon consummation of the Transactions. The Citi cash transaction fee currently is estimated to be approximately $15.34 million. The SVB Leerink cash transaction fee currently is estimated to be approximately $10.22 million. In connection with each of Citi’s engagement and SVB Leerink’s engagement, a cash fee of $2.0 million and $1.0 million, respectively, became payable upon execution of the Merger Agreement, each of which will be credited against the applicable foregoing cash transaction fee. In addition, Dermira has agreed to reimburse each of Citi and SVB Leerink for certain expenses and to indemnify each of Citi and SVB Leerink against certain liabilities arising out of its engagement. Additional information related to Citi’s and SVB Leerink’s retention as Dermira’s financial advisors is set forth under the caption entitled “Item 4. The Solicitation or Recommendation—Background of the Merger Agreement; Reasons for the Recommendation—Background of the Merger Agreement” and “—Opinions of Dermira’s Financial Advisors” and is hereby incorporated herein by reference.
Neither Dermira nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of Dermira on its behalf with respect to the Transactions or related matters.
Item 6. Interest in Securities of the Subject Company
No transactions with respect to the Shares have been effected by Dermira or, to the knowledge of Dermira after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries during the 60 days prior to the date of this Schedule 14D-9 except as follows:

Name of Person	Transaction Date	Number of Shares	Price Per Share	Nature of Transaction
Matthew Fust	12/12/2019	3,000	$12.00	Sale of Shares pursuant to 10b5-1 trading plan
Item 7. Purposes of the Transaction and Plans or Proposals
Except as indicated in this Schedule 14D-9 (including the exhibits to this Schedule 14D-9 or incorporated in this Schedule 14D-9 by reference), Dermira is not currently undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in, (1) a tender offer for or other acquisition of Dermira’s securities by Dermira, any subsidiary of Dermira or any other person; (2) any extraordinary transaction, such as a merger, reorganization or liquidation, involving Dermira or any subsidiary of Dermira; (3) any purchase, sale or transfer of a material amount of assets of Dermira or any subsidiary of Dermira; or (4) any material change in the present dividend rate or policy, indebtedness or capitalization of Dermira.
Except as indicated in this Schedule 14D-9 (including the exhibits to this Schedule 14D-9 or incorporated in this Schedule 14D-9 by reference), there are no transactions, board resolutions, agreements in principle or signed contracts that were entered into in response to the Offer that relate to, or would result in, one or more of the matters referred to in the preceding paragraph.
Item 8. Additional Information
The information contained in all of the exhibits to this Schedule 14D-9 referred to in Item 9 below is incorporated herein by reference in its entirety.

The information set forth under the caption entitled “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of Dermira” is incorporated herein by reference.
Appraisal Rights
Holders of Shares will not have appraisal rights in connection with the Offer. However, if the Offer is successful and the Merger is consummated, holders of Shares immediately prior to the Effective Time who have not validly tendered such Shares in the Offer (or who have validly tendered but subsequently validly withdrawn the tender, and not otherwise waived their appraisal rights) and who comply with the applicable procedures under Section 262 of the DGCL will be entitled to an appraisal of the “fair value” of their Shares in accordance with Section 262 of the DGCL.
The following discussion summarizes appraisal rights of stockholders under the DGCL in connection with the Merger assuming that the Merger is consummated pursuant to Section 251(h) of the DGCL. The following summary is not a complete statement of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL, which is attached to this Schedule 14D-9 as Annex C. All references in Section 262 of the DGCL and in this summary to a “stockholder” or “holder” are to the record holder of Shares immediately prior to the Effective Time. A person having a beneficial interest in Shares held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights. The following summary does not constitute any legal or other advice nor does it constitute a recommendation that stockholders exercise appraisal rights under Section 262. Stockholders should carefully review the full text of Section 262 of the DGCL as well as the information discussed below.
Any stockholder contemplating the exercise of such appraisal rights should review carefully the provisions of Section 262 of the DGCL, which is attached hereto as Annex C, particularly the procedural steps required to perfect such rights. Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights.
Under Section 262 of the DGCL, where a merger is approved under Section 251(h) of the DGCL, either a constituent corporation before the Effective Time, or the surviving corporation within 10 days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the Merger and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262. This Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so, should review the following discussion and Annex C carefully because failure to timely and properly comply with the procedures specified may result in the loss of appraisal rights under the DGCL.
Any stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights.
Stockholders who sell Shares in the Offer will not be entitled to exercise appraisal rights with respect thereto but rather will receive the Offer Price, subject to the terms and conditions of the Merger Agreement.
This summary of appraisal rights under the DGCL is not complete and is qualified in its entirety by reference to Section 262 of the DGCL, which is attached hereto as Annex C.
Under the DGCL, if the Merger is effected, holders of Shares immediately prior to the Effective Time who (1) did not tender such Shares in the Offer; (2) follow the procedures set forth in Section 262 of the DGCL; (3) continuously hold such Shares from the date on which the written demand for appraisal is made through the Effective Time; and (4) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose, waive or fail to perfect their appraisal rights will be entitled to have such Shares appraised by the Delaware Court of

Chancery and to receive payment of the “fair value” of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining fair value, the Delaware Court of Chancery shall take into account all relevant factors. The “fair value” as determined by such court could be greater than, less than or the same as the Offer Price.
Section 262 of the DGCL sets forth the procedures stockholders entitled to appraisal must follow to have their Shares appraised by the Delaware Court of Chancery and to receive payment in cash of the “fair value” of such Shares as determined by the Delaware Court of Chancery. The statutory rights of appraisal granted by Section 262 of the DGCL are subject to compliance with the procedures set forth in Section 262 of the DGCL. If a stockholder fails to timely and properly comply with the requirements of Section 262 of the DGCL, any appraisal rights may be lost. If a stockholder elects to demand appraisal of his, her or its Shares under Section 262 of the DGCL, the stockholder must satisfy each of the following conditions:

•
within the later of the consummation of the Offer and 20 days after the mailing of this Schedule 14D-9 (which date of mailing is January 22, 2020), deliver to Dermira a written demand for appraisal of Shares held, which demand must reasonably inform Dermira of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender the stockholder’s Shares in the Offer; and

•	continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Effective Time.
In addition, because immediately before the Merger the Shares will be listed on a national securities exchange, the Delaware Court of Chancery shall dismiss the proceedings as to all holders of Shares who are otherwise entitled to appraisal rights unless (1) the total number of Shares entitled to appraisal exceeds 1% of the outstanding Shares eligible for appraisal; or (2) the value of the consideration provided in the Merger for such total number of Shares exceeds $1.0 million.
If the Merger is consummated pursuant to Section 251(h) of the DGCL, the Surviving Corporation will deliver an additional notice of the Effective Time on or within 10 days after the Effective Time to those stockholders of Dermira who made a written demand for appraisal and complied with the requirements of Section 262 of the DGCL. Only stockholders who have submitted a written demand for appraisal in accordance with Section 262 and are entitled to appraisal rights will be entitled to receive such notice of the Effective Time.
All written demands for appraisal should be addressed to:
Dermira, Inc.
275 Middlefield Road, Suite 150
Menlo Park, California 94025
(650) 421-7200
Attn: Chief Financial Officer
The written demand for appraisal must be executed by or for the record holder of Shares, fully and correctly, as his, her or its name appears on his, her or its stock certificates, if any, and must state that such person intends thereby to demand appraisal of his, her or its Shares. If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand must be made in that capacity, and if the Shares are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a holder of record. However, the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s).

A beneficial owner of Shares held in “street name” who wishes to exercise appraisal rights should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of the Shares. If Shares are held through a brokerage firm, bank or other nominee who in turn holds the Shares through a central securities depository nominee, such as Cede & Co., a demand for appraisal of such Shares must be made by or on behalf of the depository nominee, and must identify the depository nominee as the record holder. Any beneficial owner who wishes to exercise appraisal rights and holds Shares through a nominee holder is responsible for ensuring that the demand for appraisal is timely made by the record holder. The beneficial holder of the Shares should instruct the nominee holder that the demand for appraisal should be made by the record holder of the Shares, which may be a central securities depository nominee if the Shares have been so deposited.
A record holder, such as a broker, bank, fiduciary, depository or other nominee, who holds Shares as a nominee for several beneficial owners may exercise appraisal rights with respect to the Shares held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners. In such case, the written demand must set forth the number of Shares issued and outstanding immediately prior to the Effective Time as to which appraisal is sought. Where the number of Shares is not expressly stated, the demand will be presumed to cover all Shares held in the name of the record owner.
Stockholders who hold their Shares in brokerage accounts or other nominee forms and who wish to exercise appraisal rights are urged to consult with their brokers to determine the appropriate procedures for the making of a demand for appraisal by such a nominee.
Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation, or any holder of Shares who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262 of the DGCL, may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the fair value of the Shares held by all holders who did not tender such Shares in the Offer and timely and properly demanded appraisal of such Shares in accordance with Section 262 of the DGCL. If no such petition is filed within that 120-day period, then appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. The Surviving Corporation is under no obligation to, and has no present intention to, file a petition and holders should not assume that the Surviving Corporation will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of the DGCL.
Within 120 days after the Effective Time, any holder of Shares who has complied with the requirements of Section 262 of the DGCL will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not tendered into the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be mailed within 10 days after a written request therefor has been received by the Surviving Corporation or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later.
Notwithstanding the requirement that a demand for appraisal must be made by or on behalf of the record owner of the Shares, a person who is the beneficial owner of Shares may, in such person’s own name, file a petition for appraisal or request from the Surviving Corporation the statement described in the preceding paragraph.
Upon the timely filing of such petition by any such holder of Shares, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days after such service to file with the office of the Delaware Register in Chancery (the “Delaware Register in Chancery”) a duly verified list (the “Verified List”) containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares have not been reached. Upon the filing of any such petition, the Delaware Court of Chancery may order that notice of the time and place fixed for the hearing on the petition be mailed to the Surviving Corporation and all of the stockholders shown on the Verified List at the addresses stated therein. Such notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication determined by the Delaware Court of Chancery. The costs of these notices are borne by the Surviving Corporation.

After notice to the stockholders as required by the Delaware Court of Chancery, the Court of Chancery is empowered to conduct a hearing on the petition to determine those stockholders who have complied with Section 262 of the DGCL and who have become entitled to appraisal rights thereunder. The Delaware Court of Chancery may require the stockholders who demanded payment for their Shares to submit their stock certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceeding and, if any stockholder fails to comply with the direction, the Delaware Court of Chancery may dismiss the proceedings as to that stockholder. Accordingly, stockholders exercising their appraisal rights are cautioned to retain any stock certificates representing their Shares pending resolution of the appraisal proceedings.
After the Delaware Court of Chancery determines which stockholders are entitled to appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Delaware Court of Chancery, including any rules specifically governing appraisal proceedings. Through the appraisal proceeding, the Delaware Court of Chancery will determine the fair value of the Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the Surviving Corporation may pay to each holder of Shares entitled to appraisal an amount in cash, in which case interest shall accrue thereafter only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the Shares as determined by the Delaware Court of Chancery and (2) interest theretofore accrued, unless paid at that time.
In determining fair value, the Delaware Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Supreme Court of Delaware discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods that are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “fair price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of fair value, the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Supreme Court of Delaware also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.” In Dell, Inc. v. Magnetar Global Event Driven Master Fund Ltd., 177 A.3d 1 (Del. 2017) and DFC Global Corp. v. Muirfield Value Partners, L.P., 172 A.3d 346 (Del. 2017), the Delaware Supreme Court declined to adopt a presumption favoring reliance upon the deal price in determining fair value, but noted that the deal price is one of the relevant factors to be considered, and can often be the best evidence of fair value in arm’s length mergers with a robust sales process.
Stockholders considering appraisal should be aware that the fair value of their Shares as so determined could be more than, the same as or less than the Offer Price. No representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery, and stockholders should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the Offer Price. Lilly and Dermira reserve the right to assert, in any appraisal proceeding, that for purposes of Section 262 of the DGCL, the fair value of a Share is less than the Offer Price.
Upon application by the Surviving Corporation or by any holder of Shares entitled to participate in the appraisal proceeding, the Delaware Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any holder of Shares whose name appears on the Verified List and, if such Shares are represented by certificates and if so required, who has submitted such stockholder’s certificates of stock to the Delaware Register in Chancery, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights. The Delaware Court of Chancery will direct the payment of the fair value of the Shares, together with interest, if any, by the Surviving Corporation to the stockholders entitled thereto. Payment will be so made to each such stockholder, in the case of holders of uncertificated stock, forthwith, and in the case of holders of Shares represented by certificates, upon the surrender to the Surviving Corporation of the certificate(s) representing such stock. The Delaware Court of Chancery’s decree may be enforced as other decrees in such court may be enforced.
The costs of the action (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Delaware Court of Chancery and taxed upon the parties as the Delaware Court of Chancery deems equitable. Upon application of a stockholder, the Delaware Court of Chancery may order all or a portion of the expenses incurred by a stockholder in connection with an appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, to be charged pro rata to the value of all the Shares entitled to appraisal. In the absence of an order, each party bears its own expenses.
Any stockholder who has duly demanded and perfected appraisal rights for Shares in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote such Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of Shares as of a date or time prior to the Effective Time.
At any time within 60 days after the Effective Time, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw such stockholder’s demand for appraisal and accept the consideration offered in the Merger by delivering to the Surviving Corporation a written withdrawal of the demand for appraisal. After this period, the stockholder may withdraw such stockholder’s demand for appraisal only with the written approval of the Surviving Corporation. No appraisal proceeding in the Delaware Court of Chancery will be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the Delaware Court of Chancery deems just. However, notwithstanding the foregoing, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw such stockholder’s demand for appraisal and accept the consideration offered upon the Merger within 60 days after the Effective Time. If the Surviving Corporation does not approve a request to withdraw a demand for appraisal when that approval is required, or, except with respect to any stockholder who withdraws such stockholder's right to appraisal in accordance with the immediately preceding sentence, if the Delaware Court of Chancery does not approve the dismissal of an appraisal proceeding, the stockholder will be entitled to receive only the appraised value determined in any such appraisal proceeding, which value could be less than, equal to or more than the consideration being offered pursuant to the Merger.
If any stockholder who demands appraisal of Shares under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such holder’s right to appraisal, the stockholder’s Shares will be deemed to have been converted at the Effective Time into the right to receive the Offer Price therefor.
The foregoing summary of the rights of Dermira’s stockholders to seek appraisal under Delaware law does not purport to be a complete statement of the procedures to be followed by the stockholders of Dermira desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is included as Annex C to this Schedule 14D-9.
Anti-Takeover Statute
As a Delaware corporation, Dermira is subject to Section 203 of the DGCL (“Section 203”). In general, Section 203 restricts an “interested stockholder” (including a person who has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions) with a Delaware corporation for three years following the time such person became an interested stockholder unless: (1) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (2) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder), the number of shares of outstanding stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares); or (3) at or following the transaction in which such person became an interested stockholder, the business combination is (a) approved by the board of directors of the corporation and (b) authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. The Board has approved the Offer, including the Offer to Purchase, the Letter of Transmittal and related documents (including, without limitation, the Merger Agreement) and the other transactions contemplated thereby, including the Merger, for purposes of Section 203, and Dermira believes that such acts and transactions are not subject to the restrictions of Section 203. Further, the Board has exempted Dermira from any other “fair price,” “control share acquisition,” “business combination” or other similar anti-takeover statute or regulation that may be applicable to the Offer, including the Offer to Purchase, the Letter of Transmittal and related documents (including, without limitation, the Merger Agreement) and the other transactions contemplated thereby, including the Merger.
Dermira is not aware of any other state takeover laws or regulations that are applicable to the Offer or the Merger and has not attempted to comply with any state takeover laws or regulations other than as described above. If any “control share acquisition,” “fair price,” “moratorium” or other anti-takeover applicable law becomes or is deemed to be applicable to Dermira, Lilly, the Offer, the Merger, or related documents (including, without limitation, the Merger Agreement) and the other transactions contemplated thereby, then each of Dermira and Lilly, and their respective boards of directors will grant such approvals and take such actions as are necessary so that the transactions contemplated by the Merger Agreement may be consummated as promptly as practicable on the terms contemplated by the Merger Agreement and otherwise act to render such anti-takeover applicable law inapplicable. In the event it is asserted that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, Lilly might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and Lilly might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger. In such case, Lilly may not be obligated to accept for payment or pay for any tendered Shares.
In connection with its approval of the Merger Agreement, the Offer and the Merger, the Board adopted a resolution approving the Merger Agreement and the transactions contemplated thereby, including the Offer, the Merger and any related documents for purposes of Section 203, but only insofar as each of the Offer and the Merger are consummated in accordance with the terms of the Merger Agreement and the related agreements.
Regulatory Approvals
U.S. Antitrust Laws
Under the HSR Act, and the related rules and regulations that have been issued by the Federal Trade Commission (“FTC”), certain transactions having a value above specified thresholds may not be consummated until specified information and documentary material (“Premerger Notification and Report Forms”) have been furnished to the FTC and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied.
It is a condition to Purchaser’s obligation to accept for payment and pay for Shares tendered pursuant to the Offer that the waiting period (and any extension of the waiting period) applicable to the Offer under the HSR Act shall have expired or been terminated. Under the HSR Act, the purchase of Shares in the Offer may not be undertaken until the expiration of a 15 calendar day waiting period following the filing by Lilly of a Premerger Notification and Report Form concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. If within the 15 calendar day waiting period either the FTC or the Antitrust Division were to issue a request for additional information and documentary material (a “Second

Request”), the waiting period with respect to the Transactions would be extended until 10 calendar days following the date of substantial compliance by Lilly with that request, unless the FTC and the Antitrust Division terminated the additional waiting period before its expiration. The 10 calendar day waiting period can be extended with the consent of Lilly and Dermira. If either the 15 calendar day or 10 calendar day waiting period expires on a Saturday, Sunday or federal holiday, then such waiting period will be extended until 11:59 p.m. Eastern Time of the next day that is not a Saturday, Sunday or federal holiday. After that time, the waiting period may be extended only by court order or with Lilly’s and Dermira’s consent. The FTC and the Antitrust Division may terminate the additional 10-day waiting period before its expiration. In practice, complying with a Second Request can take a significant period of time. If the HSR Act waiting period expired or was terminated, completion of the Merger would not require an additional filing under the HSR Act if Purchaser owns 50% or more of the outstanding Shares at the time of the Merger.
The FTC and the Antitrust Division may scrutinize the legality under U.S. federal antitrust laws of transactions such as Purchaser’s proposed acquisition of Dermira. At any time before or after Purchaser’s acceptance for payment of Shares pursuant to the Offer, if the Antitrust Division or the FTC believes that the Offer would violate the U.S. federal antitrust laws by substantially lessening competition in any line of commerce affecting U.S. consumers, the FTC and the Antitrust Division have the authority to challenge the Transactions by seeking a federal court order enjoining the Transactions or, if Shares have already been acquired, requiring disposition of those Shares, or the divestiture of substantial assets of Purchaser, Dermira, or any of their respective subsidiaries or affiliates, or seeking other conduct relief. At any time before or after consummation of the Transactions, notwithstanding the early termination of the applicable waiting period under the HSR Act, U.S. state attorneys general and private persons may also bring legal action under the antitrust laws seeking similar relief or seeking conditions to the completion of the Offer. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be. If any such action is threatened or commenced by the FTC, the Antitrust Division or any state or any other person, Purchaser may not be obligated to consummate the Offer or the Merger.
Lilly and Dermira expect to file their respective Premerger Notification and Report Forms with the FTC and Antitrust Division on or about January 24, 2020.
Stockholder Approval of the Merger Not Required
Because the Merger will be consummated in accordance with Section 251(h) of the DGCL, no stockholder vote or consent will be necessary to effect the Merger. Section 251(h) of the DGCL provides that, subject to certain statutory provisions, if, following consummation of a tender offer for any and all shares of the stock of a public corporation (other than stock owned by the acquirer, the target corporation or any of their respective wholly owned subsidiaries), the acquirer holds at least the percentage of stock, and of each class or series thereof, of the target corporation that, absent Section 251(h) of the DGCL, would be required to adopt a Merger Agreement, and stock that was the subject of the tender offer but not tendered into the tender offer is converted into the same consideration for their stock in the Merger as was payable in the tender offer, then the acquirer can effect a Merger without the vote of the stockholders of the target corporation. Under the Merger Agreement, the Merger will become effective as soon as practicable after the consummation of the Offer, without a vote of Dermira’s stockholders, in accordance with Section 251(h) of the DGCL.
Annual and Quarterly Reports
For additional information regarding the business and the financial results of Dermira, please see Dermira’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, and Dermira’s Quarterly Reports on Form 10-Q for the three months ended March 31, 2019, June 30, 2019 and September 30, 2019.
Forward-Looking Statements
This Schedule 14D-9 and the materials incorporated by reference herein contain forward-looking statements that involve risks and uncertainties, including, without limitation, statements regarding the expected benefits and costs of the proposed transaction contemplated by the agreement between Lilly and Dermira; the expected timing of the completion of the proposed transaction; the ability of Lilly and Dermira to complete the proposed transaction given the various closing conditions, some of which are outside the parties’ control, including those conditions related to regulatory approvals; the timing of Lilly’s and Dermira’s Premerger Notification and Report Forms with the FTC and Antitrust Division; and any statements regarding the assumptions underlying any of the foregoing. Statements containing words such as “could,” “believe,” “expect,” “intend,” “anticipate,” “will,” “may,” or similar expressions constitute forward-looking statements. Forward-looking statements are based on management’s current expectations and projections and are subject to risks and uncertainties, which may cause actual events and results to differ materially from the statements contained herein. Factors that may contribute to such differences include, but are not limited to, risks related to (1) uncertainties as to the timing of the proposed transaction; (2) the risk that the proposed transaction may not be completed in a timely manner or at all; (3) uncertainties as to the percentage of Dermira’s stockholders that will support the proposed transaction and tender their shares; (4) the possibility that competing offers or acquisition proposals for Dermira will be made; (5) the possibility that any or all of the various conditions to the consummation of the proposed transaction may not be satisfied or waived, including the failure to receive any required regulatory approvals from any applicable governmental entities (or any conditions, limitations or restrictions placed on such approvals); (6) the occurrence of any event, change or other circumstance that could give rise to the termination of the agreement between Lilly and Dermira, including in circumstances that would require Dermira to pay a termination fee or other expenses; (7) the effect of the announcement or pendency of the proposed transaction on Dermira’s ability to retain and hire key personnel, its ability to maintain relationships with its employees, suppliers and other business partners; (8) risks related to diverting management’s attention from Dermira’s ongoing business operations; (9) the risk that unexpected costs will be incurred in connection with the proposed transaction; (10) changes in economic conditions, political conditions, regulatory requirements, licensing requirements and tax matters; (11) the risk that stockholder litigation in connection with the proposed transaction may result in significant costs of defense, indemnification and liability; and (12) other factors as set forth from time to time in Dermira’s filings with the SEC, which are available on Dermira’s investor relations website at https://investor.dermira.com/home/default.aspx and on the SEC’s website at www.sec.gov. The foregoing list of risks and uncertainties is illustrative, but is not exhaustive. Undue reliance should not be placed on forward-looking statements, which speak only as of the date they are made. Except as may be required by law, Dermira does not intend, and undertakes no duty, to update any forward-looking statements to reflect new information, events or circumstances after the date they were made or to reflect the occurrence of unanticipated events.

Item 9. Exhibits
The following Exhibits are attached hereto:

(a)(1)(A)	Offer to Purchase, dated January 22, 2019 (incorporated by reference to Exhibit (a)(1)(A) to Schedule TO).

(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9) (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(1)(C)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(1)(D)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(1)(E)	Summary Advertisement, dated January 22, 2020 (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).

(a)(1)(F)	Joint Press Release issued by Lilly and Dermira dated January 10, 2020 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed with the SEC by Dermira on January 10, 2020).

(a)(2)	None.

(a)(3)	None.

(a)(4)	None.

(a)(5)(A)*	Opinion of Citigroup Global Markets Inc., dated January 10, 2020 (included as Annex A to this Schedule 14D-9).

(a)(5)(B)*	Opinion of SVB Leerink LLC, dated January 9, 2020 (included as Annex B to this Schedule 14D-9).

(b)	None.

(c)	None.

(d)	None.

(e)(1)
Agreement and Plan of Merger, dated January 10, 2019, by and among Lilly, Purchaser and Dermira (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed with the SEC by Dermira on January 10, 2020).

(e)(2)(A)
Tender and Support Agreement by and among Lilly, Purchaser and New Enterprise Associates 13, L.P. and NEA Ventures 2011, Limited Partnership, dated January 10, 2020 (incorporated by reference to Exhibit (d)(2) to the Schedule TO).

(e)(2)(B)
Tender and Support Agreement by and among Lilly, Purchaser and Bay City Capital Fund V Co-Investment Fund, L.P., Bay City Capital, LLC, dated January 10, 2020 (incorporated by reference to Exhibit (d)(2) to the Schedule TO).

(e)(3)	Mutual Non-Disclosure Agreement between Dermira and Lilly, dated September 10, 2019 (incorporated by reference to Exhibit (d)(4) to the Schedule TO).
(e)(4)	Amendment No. 1 to Mutual Non-Disclosure Agreement between Dermira and Lilly, dated November 11, 2019 (incorporated by reference to Exhibit (d)(5) to the Schedule TO).

(e)(5)	Amendment No. 2 to Mutual Non-Disclosure Agreement between Dermira and Lilly, dated January 3, 2020 (incorporated by reference to Exhibit (d)(6) to the Schedule TO).
(e)(6)	2010 Equity Incentive Plan and forms of award agreements (incorporated by reference to Exhibit 10.2 to the Registration Statement on Form S-1 filed with the SEC by Dermira on August 27, 2014).

(e)(7)	2014 Equity Incentive Plan, and forms of award agreements (incorporated by reference to Exhibit 10.3 to the Quarterly Report on Form 10-Q filed with the SEC by Dermira on November 12, 2014).

(e)(8)	2018 Equity Inducement Plan (incorporated by reference to Exhibit 99.3 to the Registration Statement on Form S-8 filed with the SEC by Dermira on February 5, 2018).

(e)(9)	2014 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.4 to the Quarterly Report on Form 10-Q filed with the SEC by Dermira on November 12, 2014).

(e)(10)	Form of Severance and Change in Control Agreement (incorporated by reference to Exhibit 10.14 to the Registration Statement Amendment on Form S-1/A filed with the SEC by Dermira on September 12, 2014.

(e)(11)	Dermira’s Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to the Quarterly Report on Form 10-Q filed with the SEC by Dermira on November 12, 2014).

(e)(12)	Dermira’s Restated Bylaws (incorporated by reference to Exhibit 3.2 to the Quarterly Report on Form 10-Q filed with the SEC by Dermira on November 12, 2014).

(e)(13)
Form of Indemnity Agreement entered into by and between Dermira and each of its executive officers and directors (incorporated by reference to Exhibit 10.1 to the Registration Statement Amendment on Form S-1/A filed with the SEC by Dermira on September 19, 2014).

(f)	None.

(g)	None.

(h)	None.
__________________

*	Filed herewith.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dermira, Inc.

Date:	January 22, 2020	By:	/s/ Andrew L. Guggenhime
			Name:	Andrew L. Guggenhime
			Title:	Chief Financial Officer

388 Greenwich Street
New York, NY 10013
ANNEX A

Banking, Capital Markets and Advisory

January 10, 2020
The Board of Directors
Dermira, Inc.
275 Middlefield Road, Suite 150
Menlo Park, CA 94025
Members of the Board:
You have requested our opinion as to the fairness, from a financial point of view, to the holders of the common stock of Dermira, Inc. ("Dermira") of the Consideration (defined below) to be received by such holders (other than Eli Lilly and Company ("Lilly") and its affiliates) pursuant to the terms and subject to the conditions set forth in the Agreement and Plan of Merger, dated as of January 10, 2020 (the "Merger Agreement"), among Dermira, Lilly and Bald Eagle Acquisition Corporation ("Merger Sub"). As more fully described in the Merger Agreement, (i) Merger Sub will commence a tender offer (the "Tender Offer") to purchase all outstanding shares of the common stock, par value $0.001 per share, of Dermira (the "Dermira Common Stock"), at a price of $18.75 per share (the "Consideration") and (ii) subsequent to consummation of the Tender Offer, Merger Sub will be merged with and into Dermira (the "Merger" and, together with the Tender Offer, the "Transaction"), and each outstanding share of Dermira Common Stock not previously accepted for purchase in the Tender Offer will be converted in the Merger into the right to receive the Consideration, except as provided in the Merger Agreement.
In arriving at our opinion, we reviewed the Merger Agreement and held discussions with certain senior officers, directors and other representatives and advisors of Dermira concerning the business, operations and prospects of Dermira. We examined certain publicly available business and financial information relating to Dermira as well as certain financial forecasts and other information and data relating to Dermira which were provided to or discussed with us by the management of Dermira. We reviewed the financial terms of the Transaction as set forth in the Merger Agreement in relation to, among other things: the current and historical market prices and trading volumes of Dermira Common Stock; the historical and projected earnings and other operating data of Dermira; and the capitalization and financial condition of Dermira. In connection with our engagement and at the direction of Dermira, we were requested to approach, and we held discussions with, selected third parties to solicit indications of interest in the possible acquisition of Dermira. In addition to the foregoing, we conducted such other analyses and examinations and considered such other information and financial, economic and market criteria as we deemed appropriate in arriving at our opinion. The issuance of our opinion has been authorized by our fairness opinion committee.
In rendering our opinion, we have assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with us and upon the assurances of the management of Dermira that they are not aware of any relevant information that has been omitted or that remains undisclosed to us. With respect to financial forecasts and other information and data relating to Dermira provided to or otherwise reviewed by or discussed with us, we have been advised by the management of Dermira that such forecasts and other information and data were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Dermira as to the future financial performance of Dermira.
We have assumed, with your consent, that the Transaction will be consummated in accordance with its terms, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary regulatory or third party approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on Dermira or the

A-1

Transaction. We have not made or been provided with an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Dermira, nor have we made any physical inspection of the properties or assets of Dermira. Our opinion does not address the underlying business decision of Dermira to effect the Transaction, the relative merits of the Transaction as compared to any alternative business strategies that might exist for Dermira or the effect of any other transaction in which Dermira might engage. We also express no view as to, and our opinion does not address, the fairness (financial or otherwise) of the amount or nature or any other aspect of any compensation to any officers, directors or employees of any parties to the Transaction, or any class of such persons, relative to the Consideration. Our opinion is necessarily based upon information available to us, and financial, stock market and other conditions and circumstances existing, as of the date hereof.
Citigroup Global Markets Inc. has acted as financial advisor to Dermira in connection with the proposed Transaction and will receive a fee for such services contingent upon the consummation of the Transaction. We also will receive a fee in connection with the delivery of this opinion. We and our affiliates in the past have provided, and currently provide, services to Dermira and Lilly unrelated to the proposed Transaction, for which services we and such affiliates have received and expect to receive compensation, including, without limitation, (i) acting as lead bookrunner on Dermira 's follow-on equity offering in March of 2019 and (ii) providing a variety of liability management, lending, underwriting, cash management, foreign exchange and trading services for Lilly and its affiliates. In connection with the Transaction, Lilly or its affiliates may draw down funds from an existing credit facility in which Citigroup Global Markets Inc. or one of our affiliates acts as a lender, for which such entity would receive compensation. In the ordinary course of our business, we and our affiliates may actively trade or hold the securities of Dermira, Lilly and their respective affiliates for our own account or for the account of our customers and, accordingly, may at any time hold a long or short position in such securities.
Our advisory services and the opinion expressed herein are provided for the information of the Board of Directors of Dermira in its evaluation of the proposed Transaction, and our opinion is not intended to be and does not constitute a recommendation to any stockholder as to how such stockholder should vote or act on any matters relating to the proposed Transaction.
Based upon and subject to the foregoing, our experience as investment bankers, our work as described above and other factors we deemed relevant, we are of the opinion that, as of the date hereof, the Consideration to be received in the Transaction is fair, from a financial point of view, to the holders of Dermira Common Stock (other than Lilly and its affiliates).

Very truly yours,

/s/ Citigroup Global Markets Inc.
CITIGROUP GLOBAL MARKETS INC.

A-2

ANNEX B

January 9, 2020
The Board of Directors
Dermira, Inc.
275 Middlefield Road
Suite 150
Menlo Park, CA 94025
Ladies and Gentlemen:
You have requested our opinion as to the fairness, from a financial point of view, to the holders (other than the holders of Excluded Shares, as defined below) of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Dermira, Inc., a Delaware corporation (the “Company”), of the Consideration (as defined below) proposed to be paid to such holders pursuant to the terms of the Agreement and Plan of Merger (the “Merger Agreement”) to be entered into by and among Eli Lilly and Company, an Indiana corporation (the “Parent”), Bald Eagle Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of the Parent (the “Purchaser”), and the Company. The Merger Agreement provides for a transaction (the “Transaction”) pursuant to which (i) the Purchaser will commence a cash tender offer (the “Offer”) to purchase all of the outstanding Shares at a price of $18.75 per Share (the “Offer Price”), net to the seller in cash, without interest thereon; and (ii) as soon as practicable following the consummation of the Offer, the Purchaser will, in accordance with Section 251(h) of the Delaware General Corporation Law, merge with and into the Company (the “Merger”), as a result of which the Company will become a wholly owned subsidiary of the Parent, and each outstanding Share (other than any Share that (a) is owned by the Company or the Company’s subsidiary immediately prior to the effective time of the Merger, (b) was owned by the Parent, the Purchaser or any subsidiary of the Parent at the commencement of the Offer and is owned by the Parent, the Purchaser or any subsidiary of the Parent immediately prior to the effective time of the Merger, (c) was irrevocably accepted for purchase in the Offer or (d) is held by a holder who is entitled to and properly demands appraisal of such Shares in accordance with Section 262 of the Delaware General Corporation Law), immediately prior to the effective time of the Merger shall be converted into the right to receive the Offer Price in cash, without interest (the “Merger Consideration”). The Shares described in clauses (a), (b) and (d), together with any Shares held by any affiliate of the Parent, are referred to herein as “Excluded Shares”. The Offer Price and the Merger Consideration are jointly referred to herein as the “Consideration.” The terms and conditions of the Transaction are more fully set forth in the Merger Agreement.
We have been engaged by the Company to act as a financial advisor to the Company in connection with the proposed Transaction and we will receive a fee from the Company for providing such services, a portion of which is payable upon delivery of this opinion and the principal portion of which is contingent upon consummation of the Transaction. In addition, the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement.
SVB Leerink LLC is a full-service securities firm engaged in securities trading and brokerage activities as well as investment banking and financial advisory services. We have provided certain investment banking services to the Company from time to time, for which we have received compensation. In the ordinary course of business, we and our affiliates may, in the future, provide

BOSTON	NEW YORK	SAN FRANCISCO	CHARLOTTE	AN SVB COMPANY
SVBLEERINK.COM

The Board of Directors
Dermira, Inc.
January 9, 2020

commercial and investment banking services to the Company, the Parent or their respective affiliates and would expect to receive customary fees for the rendering of such services. In the ordinary course of our trading and brokerage activities, we or our affiliates have in the past and may in the future hold positions, for our own account or the accounts of our customers, in equity, debt or other securities of the Company, the Parent or their respective affiliates.
Consistent with applicable legal and regulatory requirements, we have adopted policies and procedures to establish and maintain the independence of our research department and personnel. As a result, our research analysts may hold views, make statements or investment recommendations and/or publish research reports with respect to the Company, the Parent and the proposed Transaction and other participants in the Transaction that differ from the views of our investment banking personnel.
In connection with this opinion, we have reviewed, among other things: (i) a draft of the Merger Agreement, dated January 9, 2020; (ii) the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, as filed by the Company with the Securities and Exchange Commission (the “SEC”); (iii) the Company’s Quarterly Reports on Form 10-Q for the quarterly periods ended March 31,2019, June 30, 2019 and September 30, 2019, as filed by the Company with the SEC; (iv) certain Current Reports on Form 8-K, as filed by the Company with, or furnished by the Company to, the SEC;(v) certain publicly available research analyst reports for the Company; (vi) certain other communications from the Company to its stockholders; and (vii) certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of the Company, including certain financial forecasts, analysis and projections relating to the Company prepared by management of the Company and furnished to us by the Company for purposes of our analysis (the “Forecast”) (collectively, the “Internal Data”). We have also conducted discussions with members of the senior management and representatives of the Company regarding their assessment of the Internal Data. In addition, we reviewed publicly available financial and stock market data for the Company and conducted such other financial studies and analysis and took into account such other information as we deemed appropriate.
We have assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by us for purposes of this opinion and have, with your consent, relied upon such information as being complete and accurate. In that regard, we have assumed, at your direction, that the Internal Data (including, without limitation, the Forecast) has been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the matters covered thereby and we have relied, at your direction, on the Internal Data for purposes of our analysis and this opinion. We express no view or opinion as to the Internal Data or the assumptions on which it is based. In addition, at your direction, we have not made any independent evaluation reappraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of the Company, nor have we been furnished with any such evaluation or appraisal, and we have not been asked to conduct, and did not conduct, a physical inspection of the properties or assets of the Company. We have assumed, at your direction, that the final executed Merger Agreement will not differ in any respect material to our analysis or this opinion from the last draft of the Merger Agreement reviewed by us. We have also assumed, at your direction, that the Transaction will be consummated on the terms set forth in the Merger Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to our analysis or this opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction, condition or other change will be imposed, the effect of which would be material to our analysis or this opinion. We have not evaluated and do not express any opinion as to the solvency or fair value of the Company, or the ability of the Company to pay its obligations when they come due, or as to the impact of the Transaction on such matters, under any state,

BOSTON	NEW YORK	SAN FRANCISCO	CHARLOTTE	AN SVB COMPANY
SVBLEERINK.COM

The Board of Directors
Dermira, Inc.
January 9, 2020

federal or other laws relating to bankruptcy, insolvency or similar matters. We are not legal, regulatory, tax or accounting advisors, and we express no opinion as to any legal, regulatory, tax or accounting matters.
We express no view as to, and our opinion does not address, the Company's underlying business decision to proceed with or effect the Transaction, or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available to the Company or in which the Company might engage. This opinion is limited to and addresses only the fairness, from a financial point of view, as of the date hereof, to the holders of the Shares (other than Excluded Shares) of the Consideration to be paid to such holders pursuant to the terms of the Merger Agreement. We have not been asked to, nor do we express any view on, and our opinion does not address, any other term or aspect of the Merger Agreement or the Transaction, including, without limitation, the structure or form of the Transaction, or any other agreements or arrangements contemplated by the Merger Agreement or entered into in connection with or otherwise contemplated by the Transaction, including, without limitation, the fairness of the Transaction or any other term or aspect of the Transaction to, or any consideration to be received in connection therewith by, or the impact of the Transaction on, the holders of any other class of securities, creditors or other constituencies of the Company or any other party. In addition, we express no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or class of such persons in connection with the Transaction, whether relative to the Consideration to be paid to the holders of the Shares ( other than Excluded Shares) pursuant to the terms of the Merger Agreement or otherwise. Our opinion is necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof, and we do not have any obligation or responsibility to update, revise or reaffirm this opinion based on circumstances, developments or events occurring after the date hereof. Our opinion does not constitute a recommendation to any stockholder of the Company as to whether or not such holder should tender Shares in connection with the Offer, or how such stockholder should vote (if applicable) with respect to the Merger or otherwise act with respect to the Transaction or any other matter.
Our financial advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transaction. This opinion has been authorized by our Fairness Opinion Review Committee.
Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, it is our opinion that, as of the date hereof, the Consideration to be paid to the holders of Shares (other than Excluded Shares) pursuant to the terms of the Merger Agreement is fair, from a financial point of view, to such holders.

Very truly yours,

/s/ SVB Leerink LLC

BOSTON	NEW YORK	SAN FRANCISCO	CHARLOTTE	AN SVB COMPANY
SVBLEERINK.COM

ANNEX C

SECTION 262 OF THE GENERAL CORPORATION LAW OF THE STATE OF DELAWARE
§ 262. Appraisal rights
(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.
(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:
(1) Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation (or, in the case of a merger pursuant to § 251(h), as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.
(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:
a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;
b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;
c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or
d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.
(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.
(4) In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation,” and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation.”
(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.
(d) Appraisal rights shall be perfected as follows:
(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or
(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.
(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such statement shall be given to the stockholder within 10 days after such stockholder’s request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.
(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.
(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.
(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.
(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.
(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.
(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.
(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.